UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. Reports 2Q17 Consolidated Results.

Grupo Supervielle S.A. Reports 2Q17 Consolidated Results

2Q17 Net Income up 245% YoY and 52% QoQ.

Net income, excluding non-recurring items, doubled YoY and 22% QoQ driven by NIM growth and higher efficiency

Buenos Aires, August 9, 2017 - Grupo Supervielle S.A. (NYSE: SUPV; BASE: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported unaudited results for the three and six-month periods ended June 30, 2017. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP.

Second Quarter 2017 Highlights

●	Net income of AR$579.7 million, up 245.2% YoY, and 51.8% QoQ. ROAE of 31.2% in 2Q17. This compares with ROAE of 15.6% in 2Q16 and 21.8% in 1Q17. ROAA of 3.6% in 2Q17, compared to 1.8% in 2Q16 and 2.6% in 1Q17.

●	Total gross loans, including the securitized loan portfolio, increased 51.3% YoY and 8.3% QoQ to AR$44.6 billion. Total balance sheet loans grew 54.5% YoY and 6.4% QoQ.

●	NIM of 19.8% in 2Q17, contracting by 60 bps YoY and improving 110 bps QoQ. The AR$ NIM on the Company’s Loan Portfolio (excluding foreign trade and US$ loans), which concentrates 83% of the portfolio, rose 260 bps YoY to 23.9% in 2Q17, despite the decline in the BADLAR interest rate.

●	Non-performing loan ratio decreased 20 bps to 2.9% in 2Q17 from 3.1% in 2Q16 while remained unchanged from 1Q17.

●	The efficiency ratio improved to 65.0% in 2Q17 compared with 72.1% in 2Q16, and 67.5% in 1Q17.

●	Proforma Consolidated Common Equity Tier 1 Ratio of 11.6% in 2Q17 compared to 13.5% in 2Q16 and 12.0% in 1Q17. Equity to Asset ratio of 11.7% in 2Q17 compared to 14.6% in 2Q16 and 11.3% in 1Q17.

CEO Message

Commenting on second quarter results, Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “We reported strong results this quarter, underscoring our focus on executing on our profitable growth strategy and more than doubling net income year-on-year to AR$580 million. Net income, excluding non recurring items, increased an impressive 202% year-on-year and 22% quarter-on-quarter. NIM expansion and fee growth, along with efficiency gains were the main drivers behind this robust performance.”

“Economic activity posted a strong pick-up in the quarter, with inflation trending down, while consumption continues to lag behind as is usual in a recovery cycle. In this context, we continued to drive profitable growth expanding higher-margin loans while attracting low cost deposits. At the same time, we maintain a vigilant focus on credit risk, with total NPLs improving YoY and stable QoQ, despite the seasonally higher delinquency rates in consumer finance experienced in the first half of the year. Asset quality tends to normalize during the second half.”

“Providing an outstanding product offering and quality service to our customers is at the core of our business and we were pleased to be named “Best Bank in Argentina” at this year’s Euromoney Awards for Excellence. This award is a reflection of our commitment to offer the best banking experience to our customers through a customized value proposition for our different client segments while developing an integral relationship with our customers.”

“Looking ahead, we remain optimistic in Argentina’s economic recovery which we expect will boost higher growth in loan demand. This, along with our solid performance to-date and the seasonality of our business where, results accelerate towards the second half of the year, leads us to increase our loan growth and net income guidance for 2017. We are also closely monitoring credit risk while pursuing profitable growth as we continue to drive operating leverage as we maximize the opportunities we see in our core businesses - SMEs, middle market, retail and consumer finance.”

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Financial Highlights & Key Ratios

(In millions of Argentine Ps.)						% Change
INCOME STATEMENT	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY	1H17	1H16	% Chg.
Gross Financial Margin	2,133.2	1,927.8	1,951.6	1,566.4	1,304.4	10.7%	63.5%	4,061.0	2,410.0	68.5%
Service Fee Income, Net	861.7	757.0	717.5	635.4	555.3	13.8%	55.2%	1,618.7	1,093.9	48.0%
Income from Insurance activities	112.8	110.0	129.9	194.0	164.4	2.5%	-31.4%	222.8	282.3	-21.1%
Loan Loss Provisions	-396.0	-342.6	-316.7	-261.4	-295.9	15.6%	33.8%	-738.6	-479.6	54.0%
Administrative expenses	-2,020.8	-1,886.1	-1,805.8	-1,496.3	-1,458.7	7.1%	38.5%	-3,906.9	-2,758.2	41.6%
Income before Income Tax	793.4	567.6	669.3	624.3	278.8	39.8%	184.6%	1,361.1	518.3	162.6%
Net Income	579.7	381.9	532.3	436.4	167.9	51.8%	245.2%	961.6	342.6	180.7%
Earnings per Share (AR$)	1.6	1.1	1.5	1.2	0.6	51.8%	186.6%
Earnings per ADRs (AR$)	8.0	5.3	7.3	6.0	2.8	51.8%	186.6%
Outstanding Shares (in millions)	363.8	363.8	363.8	363.8	363.8	0.0%	0.0%
BALANCE SHEET	jun 17	mar 17	dec 16	sep 16	jun 16	QoQ	YoY
Total Assets	67,183.2	64,519.0	53,206.0	44,433.7	40,960.0	4.1%	64.0%
Average Assets[1]	63,692.5	59,578.5	51,421.4	43,174.3	37,881.6	6.9%	68.1%
Total Loans & Leasing	42,345.9	39,803.7	37,338.8	31,751.7	27,409.4	6.4%	54.5%
Securitized Loan Portfolio	2,226.0	1,361.3	1,483.9	1,512.8	2,040.4	63.5%	9.1%
Total Portfolio [2]	44,571.9	41,165.1	38,822.7	33,264.5	29,449.9	8.3%	51.3%
Total Deposits	42,831.6	38,826.8	35,897.9	30,417.2	27,652.2	10.3%	54.9%
Shareholders’ Equity	7,827.6	7,313.4	6,931.6	6,413.5	5,997.0	7.0%	30.5%
Average Shareholders’ Equity[1]	7,432.6	7,009.0	6,807.9	6,114.3	4,306.4	6.0%	72.6%
KEY INDICATORS	2Q17	1Q17	4Q16	3Q16	2Q16			1H17	1H16	% Chg.
Profitability & Efficiency
ROAE	31.2%	21.8%	31.3%	28.6%	15.6%			26.6%	20.0%
ROAA	3.6%	2.6%	4.1%	4.0%	1.8%			3.1%	1.9%
Net Interest Margin	19.8%	18.7%	20.9%	20.5%	20.4%			19.3%	20.3%
Net Financial Margin	17.7%	17.7%	20.4%	18.7%	18.4%			17.7%	18.0%
Net Fee Income Ratio	31.4%	31.0%	30.3%	34.6%	35.6%			31.2%	36.3%
Net Fee Income as a % of Administrative Expenses	48.2%	46.0%	46.9%	55.4%	49.3%			47.1%	49.9%
Efficiency Ratio	65.0%	67.5%	64.5%	62.5%	72.1%			66.2%	72.9%
Liquidity & Capital
Loans to Total Deposits[3]	98.9%	102.5%	104.0%	104.4%	99.1%
Liquidity Coverage Ratio (LCR)[4]	126.5%	125.9%	128.0%	104.1%	137.3%
Total Equity / Total Assets	11.7%	11.3%	13.0%	14.4%	14.6%
Proforma Consolidated Capital / Risk weighted assets [5]	13.0%	13.4%	13.8%	14.3%	15.4%
Proforma Consolidated Tier1 Capital / Risk weighted assets [6]	11.6%	12.0%	12.3%	12.6%	13.5%
Risk Weighted Assets / Total Assets	88.2%	83.0%	92.4%	101.2%	98.5%
Asset Quality
NPL Ratio	2.9%	2.9%	2.8%	3.0%	3.1%
Allowances as a % of Total Loans	2.6%	2.5%	2.4%	2.5%	2.6%
Coverage Ratio	88.0%	87.0%	87.1%	83.7%	83.2%
Cost of Risk	4.2%	3.9%	3.9%	3.7%	5.0%			4.0%	4.2%
MACROECONOMIC RATIOS
Retail Price Index (%)[7]	5.6%	7.1%	6.2%	2.7%	15.5%
Pesos/US$ Exchange Rate	16.60	15.38	15.85	15.26	14.92
Badlar Interest Rate (eop)	20.1%	19.1%	19.9%	22.2%	26.6%
OPERATING DATA
Customers (in millions)	2.3	2.2	2.2	2.2	2.2
Access Points [8]	324	321	325	325	325	0.9%	-0.3%
Employees	5,146	5,049	4,982	4,911	4,910	1.9%	4.8%

1.	Avg. total Assets and avg. shareholder´s equity calculated on a daily basis

2.	Total Portfolio: Loans and Leasing before Allowances, Including Securitized Portfolio.

3.	On Balance Sheet Loans/Total Deposits.

4.	This ratio includes the liquidity held at the holding company level.

5.	Regulatory capital divided by risk weighted assets taking into account operational and market risk. This Proforma consolidated capital ratio applies only to the Bank and CCF on a consolidated basis and includes the liquidity resulting from the IPO proceeds retained at the Grupo Supervielle level, which are available for further capital injections in its subsidiaries. As of June 30, 2017, the liquidity amounted to Ps. 805 million.

6.	Tier 1 capital divided by risk weighted assets taking into account operational and market risk. This Proforma Consolidated Tier 1 capital ratio applies only to the Bank and CCF on a consolidated basis and includes the liquidity resulting from the IPO proceeds retained at the holding company level, which are available for further capital injections in its subsidiaries. As of June 30, 2017, the liquidity amounted to Ps. 805 million.

7.	Source: City of Buenos Aires

8.	The increase in the number of Access Points as of the date of this report reflects the opening of 1 bank branch located in San Justo (Buenos Aires Province) and 2 banking payment and collection centers.

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2Q17 Earnings Call Dial-In Information

Date:	Thursday, August 10, 2017
Time:	9:00 AM (US ET); 10:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-756-3429 (U.K), or 0800-444-6247 (Argentina)
Webcast:	http://public.viavid.com/index.php?id=125706
Replay:	From Thursday, August 10, 2017 at 12:00 pm US ET through Thursday, August 24, 2017 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13667671

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 88.9% and 8.7% respectively of total assets as of 2Q17. Supervielle also operates Tarjeta Automática, a consumer finance distribution network operating mainly in southern Argentina; Supervielle Seguros, an insurance company; Supervielle Asset Management; and Espacio Cordial, a retail company cross-selling related non-financial products and services.

Net Income & Profitability

Income Statement						% Change
	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY
(In millions of Argentine Ps.)
Argentine Banking GAAP:
Financial income	3,506.6	3,236.2	3,123.5	2,775.5	2,557.0	8.4%	37.1%
Financial expenses	(1,373.4)	(1,308.3)	(1,171.9)	(1,209.0)	(1,252.6)	5.0%	9.6%
Gross financial margin	2,133.2	1,927.8	1,951.6	1,566.4	1,304.4	10.7%	63.5%
Loan loss provisions	(396.0)	(342.6)	(316.7)	(261.4)	(295.9)	15.6%	33.8%
Services fee income	1,192.6	1,094.5	1,030.6	910.4	813.1	9.0%	46.7%
Services fee expenses	(331.0)	(337.4)	(313.1)	(275.0)	(257.7)	-1.9%	28.4%
Net Service Fee Income	861.7	757.0	717.5	635.4	555.3	13.8%	55.2%
Income from insurance activities	112.8	110.0	129.9	194.0	164.4	2.5%	-31.4%
Administrative expenses	(2,020.8)	(1,886.1)	(1,805.8)	(1,496.3)	(1,458.7)	7.1%	38.5%
Income from financial transactions	690.9	566.1	676.6	638.2	269.5	22.0%	156.3%
Miscellaneous income	190.8	76.0	150.4	97.3	108.2	151.1%	76.3%
Miscellaneous losses	(87.6)	(70.1)	(150.2)	(103.5)	(96.1)	25.0%	-8.8%
Non-controlling interests result	(0.6)	(4.3)	(7.6)	(7.7)	(2.8)	-86.6%	-79.5%
Income before income tax	793.4	567.6	669.3	624.3	278.8	39.8%	184.6%
Income tax	(213.7)	(185.8)	(137.0)	(187.9)	(110.9)	15.1%	92.8%
Net income for the fiscal period	579.7	381.9	532.3	436.4	167.9	51.8%	245.2%
ROAE	31.2%	21.8%	31.3%	28.6%	15.6%
ROAA	3.6%	2.6%	4.1%	4.0%	1.8%

Net income in 2Q17 increased 245.2% or AR$411.8 million YoY to AR$579.7 million, and 51.8% or AR$197.8 million QoQ.

On a sequential basis, one-time non-recurring gains from the sale of two non-core assets in 2Q17 and a one-time loss in 1Q17, impacted the comparability of results for the quarter. Excluding these non-recurring items, net income for the quarter would have increased by 22% sequentially and 202% YoY.

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The Company’s net income is seasonally lower in the first half of every fiscal year compared to the second half. This is primarily due to having to absorb the impact in expenses of the full year salary increases negotiated between the banking associations and the banking employees’ trade union since January, while revenues grow cumulatively on a monthly basis throughout the year as the loan portfolios season. This second quarter has already reflected this improving trend in seasonality as compared to the first quarter.

The 245.2% YoY growth was mainly driven by the following increases:

●	63.5% in gross financial margin to AR$2.1 billion, from AR$1.3 billion,

●	55.2% in net service fee income to AR$861.7 million, from AR$555.3 million, and

●	AR$ 91.1 million in net miscellaneous income to AR$103.1 million from AR$ 12.1 million in 2Q16 due to one-time gains in 2Q17 mainly resulting from: i) the sale of a Viñas del Monte, a non-strategic and small subsidiary of Supervielle, by AR$20.5 million and ii) the sale of a non-core and non-strategic property for AR$60 million.

These YoY contributions to net income were partially offset by:

●	38.5% increase in administrative expenses to AR$2.0 billion from AR$1.5 billion,

●	33.8% increase in loan loss provisions to AR$396.0 million from AR$295.9 million,

●	92.8% increase in income tax to AR$213.7 million from AR$110.9 million, and

●	31.4% decrease in income from insurance activities to AR$112.8 million, from AR$164.4 million, reflecting the decrease in credit related insurance revenues as a result of the regulatory changes introduced by the Central Bank effective Sep 2016.

The 51.8% QoQ increase was mainly due to the following factors:

●	10.7% or AR$205.4 million in gross financial margin to AR$2.1 billion, from AR$1.9 billion,

●	13.8% or AR$104.7 million increase in net service fee income to AR861.7 million, from AR$757.0 million,

●	AR$ 97.3 million in net miscellaneous income to AR$103.1 million from a net miscellaneous income of AR$ 5.8 million in 1Q17, due to the above-mentioned non-recurring gains in 2Q17 from: i) the sale of a Viñas del Monte by AR$20.5 million and ii) the sale of the property by AR$60 million, and

●	2.5% or AR$2.8 million in income from insurance activities to AR$112.8 million, from AR$110.0 million.

These were partially offset by:

●	7.1% or AR$134.7 million increase in administrative expenses to AR$2.0 billion from AR$ 1.9 billion,

●	15.6% or AR$53.4 million increase in loan loss provisions to AR$ 396.0 million, from AR$ 342.6 million, which reflects the growth of the loan portfolio, the seasonal asset quality pattern of the Company’s Consumer Finance Segment until mid-year and the increase in the coverage ratio, and

●	15.1% or AR$28.0 million increase in income tax to AR$ 213.7 million from AR$ 185.8 million.

ROAA was 3.6% in 2Q17 compared to 1.8% in 2Q16 and 2.6% in 1Q17. Net Income in 2Q17 included a combined AR$73.3 million non-recurring net gain from the sale of Viñas del Monte and another non-strategic property. The sequential comparison also benefited from higher seasonal results. Results for 1Q17 were impacted by a AR$ 50 million net loss from the FX appreciation between the pricing and the settlement of the AR$-denominated Global Term Note equivalent to US$300 million issued in February 2017.

ROAE was 31.2% in 2Q17 compared to 15.6% in 2Q16 and 21.8% in 1Q17. ROAE in 2Q17 increased due to the effects mentioned in the above paragraph.

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Gross Financial Margin & NIM

In 2Q17, gross financial margin was AR$2.1 billion, increasing by 63.5% YoY and 10.7% QoQ. Net interest margin (NIM) was 19.8% compared to 20.4% in 2Q16 and 18.7% in 1Q17. Net financial margin stood at 17.7% in 2Q17 compared to 18.4% in 2Q16 and remained unchanged from 1Q17.

Total NIM increased by 110 bps QoQ to 19.8% from 18.7% in 1Q17, despite the 20 bps decrease in the Badlar rate during the period. Loan Portfolio NIM increased 20 bps QoQ to 20.2% while the AR$ loan portfolio NIM improved 50 bps to 23.9%. The investment portfolio NIM rose 840 bps to 18.7% driven by higher volumes and returns.

YoY, while the loan portfolio NIM rose 20 bps and the AR$ loan portfolio NIM rose 260 bps, higher proportions of U$S loans within the loan portfolio and investment portfolio, combined with a 190 bps decline in the investment portfolio NIM resulted in NIM contracting by 50 bps.

The 63.5% YoY increase in gross financial margin was mainly driven by the following factors:

●	A 70.6%, or AR$20.0 billion increase in average earning assets (including repo transactions), while average interest bearing liabilities including low or non-interest bearing deposits rose 63.6%, or AR$18.2 billion (including an 83.0% increase, or AR$ 11.0 billion, in low cost savings accounts and non-interest bearing checking accounts), and

●	A 870 basis points decrease in interest paid on interest bearing liabilities while the average interest rate earned on assets decreased 610 basis points.

The YoY performance is explained by the following factors:

●	Almost 60% higher average volumes in the loan portfolio following the capital deployment since the IPO, and

●	Higher volumes and gains on trading investments.

This was partially offset by:

●	Higher average volumes in Deposits and Liabilities supporting the loan growth, with a higher mix of low cost Savings and Checking Accounts.

The 10.7% QoQ increase in gross financial margin was mainly due to the combination of the following factors:

●	A 10.8%, or AR$4.7 billion increase in average earning assets (including repo transactions), while average interest-bearing liabilities including low or non-interest bearing deposits rose 8.4%, or AR$3.6 billion (including an 11.1% increase or AR$ 2.4 billion in low cost savings accounts and non-interest bearing checking accounts), and

●	An 80 basis points decrease in interest paid on interest bearing liabilities while the average interest rate earned on assets decreased 10 basis points.

The QoQ performance is explained by the following factors:

●	Higher average volumes in the loan portfolio,

●	Higher volumes and gains on trading investments,

●	A 2% decline in regulatory reserve requirements set by the Central Bank in March 2017, and

●	Higher increase in the average volumes of low & non-interest bearing deposits than the increase in interest bearing-liabilities.

The 1Q17 gross financial margin was impacted by a one-time AR$ 50 million net loss due to the FX appreciation between the pricing and the settlement of the AR$-denominated Global Tern Note equivalent to US$300 million issued in February 2017.

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The Table below provides further information about NIM breakdown corresponding to the Investment Portfolio, Loan Portfolio excluding Foreign Trade and US$ Loans, and the Loan Portfolio.

NIM	2Q17	1Q17	4Q16	3Q16	2Q16

Total NIM	19.8%	18.7%	20.8%	20.0%	20.3%
AR$ NIM	21.9%	22.1%	24.1%	22.4%	21.1%
U$S NIM	10.1%	1.0%	2.1%	4.1%	7.6%
Loan Portfolio	20.2%	20.0%	20.9%	21.5%	20.0%
AR$ NIM	23.9%	23.4%	24.2%	23.9%	21.3%
U$S NIM	3.0%	2.6%	2.2%	1.8%	-2.3%
Loan Portfolio excl. Foreign trade and U$S loans	25.1%	24.5%	25.2%	24.9%	21.5%
AR$ NIM	23.9%	23.4%	24.2%	23.9%	21.3%
U$S NIM	1.0%	-0.4%	-1.6%	-2.7%	-7.0%
Investment Portfolio	18.7%	10.3%	22.0%	8.5%	20.6%
AR$ NIM	15.0%	15.8%	26.8%	9.7%	15.9%
U$S NIM	34.9%	-8.7%	1.1%	11.3%	59.9%	1

Financial Income

Financial Income						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY
Interest on/from:
- Cash and Due from banks	0.0	0.0	0.0	0.0	0.0	—	—
- Loans to the financial sector	23.6	27.8	23.1	20.2	15.0	-14.9%	57.8%
- Overdrafts	257.5	255.4	255.9	273.2	253.5	0.8%	1.5%
- Promissory notes	266.7	268.3	284.4	306.1	258.7	-0.6%	3.1%
- Mortgage loans	13.5	5.1	3.1	1.7	2.0	162.4%	561.8%
- Automobile and other secured loans	5.6	3.6	3.5	4.0	4.3	54.8%	29.0%
- Personal loans	1,330.0	1,270.6	1,149.4	973.3	789.1	4.7%	68.5%
- Corporate unsecured loans	247.0	224.8	213.6	215.4	184.3	9.8%	34.0%
- Credit cards loans	455.9	456.7	445.6	439.3	433.1	-0.2%	5.3%
- Foreign trade loans & US loans	78.1	68.8	60.2	41.7	17.0	13.5%	358.6%
- Leases	102.5	99.4	94.6	95.5	92.3	3.2%	11.1%
- Other receivables from financial transactions	48.1	59.2	77.3	90.0	38.4	-18.7%	25.3%
Subtotal	2,828.5	2,739.7	2,610.8	2,460.4	2,087.7	3.2%	35.5%
Income from:
- Government and corporate securities	221.2	-8.2	12.0	50.9	93.2	-2796.6%	137.4%
- Funding from Government and Corporate Securities	-0.7	-4.9	-2.0	-4.0	-5.0	-85.2%	-85.7%
- Securities issued by the Central Bank	372.8	160.1	207.1	118.0	223.6	132.8%	66.7%
- Participation in our securitization trusts	88.8	85.5	146.5	55.6	67.5	3.9%	31.5%
Subtotal	682.1	232.6	363.6	220.6	379.3	193.3%	79.8%
Exchange rate differences of gold and foreign currency	48.6	0.0	124.7	76.1	74.2	-	-34.5%
Other	-52.7	263.9	24.4	18.4	15.8	-120.0%	-433.5%
Total	3,506.5	3,236.2	3,123.5	2,775.5	2,557.0	8.4%	37.1%

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Financial income rose by 37.1% YoY to AR$3.5 billion in 2Q17 and 8.4% QoQ.

The YoY rise in financial income mainly reflected the following increases:

●	40.1% in the average loan portfolio excluding foreign trade and US$ loans while the average interest rate decreased 180 basis points,

●	441.8% in the average foreign trade and US$ loan portfolio, while the average interest rate decreased 90 basis points, and

●	135.0% in the average investment portfolio.

This was partially offset by other financial losses of AR$ 52.7 million mainly due to FX hedging transactions associated with higher gains on U$S trading investments.

The YoY rise in the average loan portfolio excluding foreign trade and US$ loans, which represents 65% of the average balance of Supervielle’s interest earning assets, primarily reflects the following increases in average balances:

●	51.8%, or AR$ 3.8 billion, in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 39.9%),

●	50.7%, or AR$1.7 billion, in promissory notes,

●	68.3%, or AR$1.5 billion, in corporate unsecured loans,

●	43.2%, or AR$ 537.4 million, in receivables from financial leases,

●	11.6%, or AR$652.0 million, in credit cards, and

●	21.7%, or AR$508.8 million, in overdrafts.

The 441.8%, or AR$5.1 billion, YoY rise in the average foreign trade and US dollar denominated loan portfolio, followed the industry trend. Reaching a 16.5% of the total average loan portfolio.

The average interest rate on total loans excluding foreign trade and US dollar denominated loans decreased 180 basis points to 34.3% in 2Q17, from 36.1% in 2Q16, driven by lower average interest rates in Corporate segment products partially offset by higher average interest rates on personal loans.

Higher foreign trade and US dollar denominated loans, promissory notes and receivable from financial leases reflect the growth achieved in the Company’s Corporate Segment portfolio since the IPO. The increase in the personal loans portfolio was driven by growth both in the Consumer Finance Segment and in the Retail Segment.

The 8.4% QoQ financial income performance was primarily the result of:

●	A 113.4%, or AR$ 5.2 billion, increase in the average balance of the investment portfolio combined with higher yields. Taking into account the Securities Issued by the Central Bank in Repo Transactions for both periods, 2Q17 and 1Q17, the investment portfolio increased by 33.5%, or AR$ 2.4 billion,

●	A 5.5%, or AR$1.6 billion, increase in the average balance of total loans excluding foreign trade & US dollar denominated loans while the average interest rate declined 70 basis points, and

●	A 17.2%, or AR$915.4 million, increase in the average foreign trade and US$ loan portfolio, and declining average interest rate by 20 basis points.

This was partially offset by other financial losses of AR$ 52.7 million mainly due to FX hedging transactions associated with higher gains on U$S trading investments. This compares with a AR$ 239.5 million gain from other financial income due to higher premium on repo transactions in 1Q17.

The 5.5% expansion in the average balance of the loan portfolio excluding foreign trade & US dollar denominated loans is mainly explained by the following increases:

●	6.6%, or AR$693.1 million, in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 9.1%),

●	9.0%, or AR$429.8 million, in promissory notes,

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●	12.1%, or AR$392.8 million, in corporate unsecured loans, and

●	10.3%, or AR$165.8 million, in receivables from financial leases.

The QoQ 17.2% rise in the average foreign trade and US dollar denominated loans portfolio, followed the industry trend.

The average interest rate on the total loan portfolio excluding foreign trade & US dollar denominated loans was 34.3% compared with 35.0% in 1Q17. The average rate of Personal loans decreased 80 basis points while the average rate of corporate unsecured loans and promissory notes, decreased 60 bps and 200 bps respectively.

The QoQ increase in the average balance of the investment portfolio was mainly explained by: i) a 132.9%, or AR$3.5 billion, increase in the average holdings of securities issued by the Argentine Central Bank (up 14.1%, or AR$ 743.2 million, including Securities Issued by the Central Bank in Repo Transaction in 2Q17 and 1Q17), ii) a 99.9%, or AR$ 1.1 billion, increase in Government and Corporate Securities, and iii) a 69.3%, or AR$579.2 million, increase in the average balance of Participation in our securitization trust. As a result, the average balance of the investment portfolio was 20.2% of the average interest earning assets, up from 11.2% in the previous quarter. Taking into consideration Securities Issued by the Central Bank in Repo Transaction, the investment portfolio represented 19.9% of average interest earnings assets in 2Q17 from 16.5% in 1Q17.

The average yield on the investment portfolio increased to 28.0% in 2Q17, from 20.7% in 1Q17. This was due to trading gains on government and corporate securities denominated in U$S and the increase in the holding of such securities.

Interest Earning Assets	2Q17		1Q17		4Q16		3Q16		2Q16
		Avg.		Avg.		Avg.	Avg.	Avg.	Avg.	Avg.
(In millions of Argentine Ps.)	Avg. Balance	Rate	Avg. Balance	Rate	Avg. Balance	Rate	Balance	Rate	Balance	Rate

Investment Portfolio

Government and Corporate Securities*	2,185.6	40.5%	1,093.3	-3.0%	954.9	5.0%	1,206.0	15.6%	623.9	56.5%

Participation in our Securitization Trusts	1,414.9	25.1%	835.7	40.9%	882.2	66.4%	1,204.1	18.4%	1,185.8	22.8%

Securities Issued by the Central Bank	6,172.2	24.2%	2,650.4	24.2%	2,586.9	31.1%	1,029.7	28.5%	2,348.8	35.9%

Total Investment Portfolio	9,772.7	28.0%	4,579.4	20.7%	4,423.9	32.5%	3,439.8	20.4%	4,158.5	35.3%

Loans

Loans to the Financial Sector	260.7	36.3%	471.1	23.6%	329.2	28.0%	294.3	27.5%	157.7	38.0%

Overdrafts	2,858.4	36.0%	2,871.6	35.6%	2,846.6	36.0%	2,767.0	39.5%	2,349.6	43.2%

Promissory Notes	5,187.5	20.6%	4,757.7	22.6%	4,382.4	26.0%	4,367.6	28.0%	3,443.3	30.1%

Mortgage loans	179.5	30.1%	91.0	22.6%	44.3	28.4%	30.1	22.6%	41.5	19.7%

Automobile and Other Secured Loans	118.0	18.8%	70.8	20.3%	65.7	21.5%	74.1	21.7%	80.0	21.5%

Personal Loans	11,208.7	47.5%	10,515.6	48.3%	9,731.6	47.2%	8,155.3	47.7%	7,382.5	42.7%

Corporate Unsecured Loans	3,652.1	27.0%	3,259.3	27.6%	2,690.6	31.8%	2,427.0	35.5%	2,170.6	34.0%

Credit Card Loans	6,284.0	29.0%	6,237.1	29.3%	6,168.5	28.9%	5,732.6	30.7%	5,632.0	30.8%

Receivables from Financial Leases	1,780.7	23.0%	1,614.9	24.6%	1,473.5	25.7%	1,426.8	27.0%	1,243.3	29.6%

Total Loans excl. Foreign trade and U$S loans	31,529.6	34.3%	29,889.1	35.0%	27,732.4	35.7%	25,274.8	36.9%	22,500.4	36.1%

Foreign Trade Loans & U$S loans	6,244.0	5.0%	5,328.6	5.2%	4,551.3	5.3%	3,123.0	5.3%	1,152.5	5.9%

Total Loans	37,773.6	29.4%	35,217.6	30.4%	32,283.7	31.4%	28,397.8	33.4%	23,653.0	34.7%

Other Receivables from Financial Transaction	854.0	22.5%	1,140.7	20.8%	1,211.0	25.5%	1,219.6	29.5%	335.7	45.9%

Total Interest-Earning Assets	48,400.3	29.0%	40,937.7	29.1%	37,918.6	31.4%	33,057.3	32.4%	28,147.1	35.1%

Securities Issued by the Central Bank in Repo Transaction	-158.0		2,620.6		288.8		529.4		136.3
Total Interest-Earning Assets with Repo transactions	48,242.3		43,558.3		38,207.3		33,586.6		28,283.4

* Average Government and Corporate Securities balances in 2Q17 included average AR$ 1,858.9 million of Argentine Treasury Notes denominated in US dollars (3% interest rate) and average AR$ Government and Corporate Securities by AR$320.9.

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Financial Expenses

Financial expenses increased 9.6% YoY to AR$1.4 billion in 2Q17, reflecting a 63.6% increase in average interest-bearing liabilities and low or non-interest bearing deposits, (including a 83.0% increase in low cost savings accounts and checking account and non-interest bearing checking accounts), combined with a 490 basis points decrease in the average nominal rate. Additionally, other financial expenses increased 14.8% due to the 34.4% rise in the turnover tax, and in the monthly contribution that banks are required to pay to fund the Deposits Guarantee Fund. These were partially offset by lower premium on forward transactions.

The 63.6%, or AR$18.2 billion, YoY rise in average interest-bearing liabilities and low or non-interest bearing deposits to AR$46.8 billion in 2Q17 was mainly due to the following increases:

●	252.5%, or AR$5.4 billion, in the average balance of borrowings from other financial institutions and medium-term notes to AR$ 7.6 billion reflecting the Bank’s issuance of a Global Term Note in February 2017,

●	69.7%, or AR$ 4.7 billion, in low cost savings accounts,

●	89.8%, or AR$ 4.6 billion, in non-bearing interest checking accounts,

●	123.3%, or AR$ 1.7 billion, in interest bearing- checking accounts following the new Central Bank regulation that allows Banks to pay interest on the amounts deposited in these accounts,

●	13.3%, or AR$1.6 billion, in the average balance of time deposits reaching AR$13.5 billion,

●	10.6%, or AR$ 1.2 billion, increase in AR$ Time Deposits, and

●	55.4%, or AR$ 394.1 million, in foreign currency denominated time deposits.

Financial Expenses						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Interest on:

- Checking and Savings Accounts	92.9	55.9	1.1	0.9	1.1	66.1%	8305.2%

- Time Deposits	534.8	616.3	766.0	772.3	801.1	-13.2%	-33.2%

- Other Liabilities from Financial Transactions	416.8	289.5	71.7	86.2	98.8	44.0%	321.9%

- Financing from the Financial Sector	37.3	65.1	120.4	92.3	96.5	-42.7%	-61.4%

- Subordinated Loans and Negotiable Obligations	34.2	33.3	33.4	32.4	30.9	3.0%	10.9%

Other*	257.4	248.3	179.3	224.9	224.2	3.7%	14.8%

Total	1,373.4	1,308.3	1,171.9	1,209.0	1,252.6	5.0%	9.6%

*Other includes in 2Q17: Turnover Tax expenses by AR$210 million, Premium on forward transactions approx. AR$ 22.7 million losses, and Deposits Guarantee Fund expenses approx. AR$ 20 million and AR$ 1 million on FX net gain.

The average interest rate paid on interest bearing liabilities and low or non-interest bearing deposits decreased 490 basis points to 9.5% in 2Q17, from 14.4% in 2Q16, mainly reflecting:

●	An 83.0%, or AR$ 11.0 billion, increase in the amount of low or non-interest bearing deposits, while interest bearing AR$ time deposits increased 10.6%, or AR$ 1.2 billion, and interest bearing foreign currency time deposits increased 55.4%, or AR$394.1 million,

●	A 1,130 basis points decrease in the average interest rate on AR$ time deposits to 17.3% consistent with the lower average Badlar rate and a 50 basis points decrease in the average interest rate of foreign currency time deposits to 0.5%, and

●	A 1,230 basis points decrease in the average interest rate on borrowings from other financial institutions and medium-term notes.

Other expenses increased 9.6%, as the increase in turnover tax expense resulting from higher financial income, higher monthly contribution that banks are required to pay to fund the Deposits Guarantee Fund was partially

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offset by a reduction in hedging costs. A higher proportion of foreign trade and US dollar denominated loans reduced the need to enter into forward agreements to hedge foreign currency liabilities. Moreover, assets in US dollars exceeded liabilities in US dollars.

Financial expenses increased 5.0% QoQ, to AR$1.4 billion in 2Q17, reflecting an 8.4% increase in average interest-bearing liabilities and low or non-interest bearing deposits, (including an 11.1% increase in low cost savings accounts and checking account and non-interest bearing checking accounts), combined with a 40 basis points decrease in the average nominal rate. Additionally, other financial expenses increased 3.6% due to higher hedging costs, partially offset by a 6.5% decrease in turnover tax.

The 8.4% QoQ rise in average interest-bearing liabilities and low or non-interest bearing deposits to AR$46.8 billion in 2Q17 was mainly due to the following increases:

●	26.4%, or AR$1.6 billion, in the average balance of borrowings from other financial institutions and medium term negotiable obligations to AR$ 7.6 billion due to the Bank’s issuance of a Global Term Note in February 2017. This medium-term note has full impact in the average balance in 2Q17, while in 1Q17 impacted only in two months of the quarter,

●	24.5%, or AR$1.9 billion, in non-interest bearing checking accounts:

●	84.4%, or AR$1.6 billion, in foreign currency due to the availability of funds from the tax Amnesty program which were restricted until March 31, 2017. These deposits had been accounted as “other deposits” until they were released, and

●	6.4%, or AR$385.9 million, in local currency.

●	12.1%, or AR$ 1.2 billion, in low cost savings accounts:

●	31.2%, or AR$784.3 million, in foreign currency due to the availability of funds from the tax Amnesty program which were restricted until March 31, 2017. These funds had been accounted as “other deposits” until they were released, and

●	5.9%, or AR$461.6 million, in AR$ deposits.

These were partially offset by:

●	19.7%, or AR$ 744.4 million, decrease in interest bearing- checking accounts after the strong increase registered in 1Q17 due to the Central Bank regulation that allowed Banks to pay interest on the amounts deposited in these accounts, and

●	3.6%, or AR$461,6 million, decrease in the average balance of AR$ time deposits reaching AR$12.4 billion.

Interest Bearing Liabilities	2Q17		1Q17		4Q16		3Q16		2Q16
		Avg.		Avg.		Avg.	Avg.	Avg.		Avg.
(In millions of Argentine Ps.)	Avg. Balance	Rate	Avg. Balance	Rate	Avg. Balance	Rate	Balance	Rate	Avg. Balance	Rate

Time Deposits	13,486.7	15.9%	13,875.4	17.9%	14,016.2	21.9%	12,571.8	24.6%	11,908.1	26.9%

AR$ Time Deposits	12,381.0	17.3%	12,842.7	19.3%	13,076.2	23.4%	11,788.5	26.1%	11,196.5	28.6%

Fx Time Deposits	1,105.7	0.5%	1,032.7	0.5%	940.0	1.0%	783.3	0.8%	711.6	1.0%

Borrowings from Other Fin. Inst. & Medium Term Notes	7,606.2	23.9%	6,018.6	23.6%	3,201.3	24.0%	2,390.6	29.9%	2,157.6	36.2%

Subordinated Loans and Negotiable Obligations	1,370.1	10.0%	1,368.8	9.7%	1,345.5	9.9%	1,303.4	9.9%	1,235.4	10.0%

Total Interest-Bearing Liabilities	22,463.0	18.2%	21,262.8	19.0%	18,563.0	21.4%	16,265.9	24.2%	15,301.2	26.9%

Low & Non-Interest Bearing Deposits

Savings Accounts	11,532.1	0.0%	10,286.2	0.0%	9,021.6	0.0%	7,732.9	0.0%	6,793.9	0.1%

AR$ Savings Accounts	8,235.3	0.0%	7,773.7	0.0%	7,200.2	0.0%	6,357.8	0.0%	5,756.5	0.1%

Fx Savings Accounts	3,296.8	0.0%	2,512.5	0.0%	1,821.4	0.0%	1,375.1	0.0%	1,037.4	0.1%

Special Checking Accounts	3,036.2	12.1%	3,780.5	5.8%	2,507.5	0.0%	1,880.2	0.0%	1,359.5	0.0%

AR$ Savings Accounts	3,036.2	12.1%	3,780.5	5.8%	2,507.5	0.0%	1,880.2	0.0%	1,359.5	0.0%

Fx Savings Accounts	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

Checking Accounts	9,765.0		7,840.7		6,257.1		5,705.2		5,143.7

AR$ Checking Accounts	6,404.5		6,018.6		5,629.7		4,913.6		4,357.3

Fx Checking Accounts	3,360.5		1,822.1		627.4		791.6		786.4

Total Low & Non-Interest Bearing Deposits	24,333.3		21,907.5		17,786.3		15,318.3		13,297.0

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	46,796.3	9.5%	43,170.2	9.9%	36,349.3	10.9%	31,584.2	12.5%	28,598.2	14.4%

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The average interest rate paid on interest bearing liabilities and low or non-interest bearing deposits decreased 40 basis points to 9.5% in 2Q17, from 9.9% in 1Q17, mainly reflecting:

●	A 11.1%, or AR$ 2.4 billion, increase in the amount of low or non-interest bearing deposits, a 3.6% decrease in interest bearing AR$ time deposits while interest bearing foreign currency time deposits increased 7.1%,

●	A 200 basis points decrease in the average interest rate on AR$ time deposits to 17.3%,

●	A 630 basis points increase in the average interest rate of interest bearing- special checking accounts and

●	A 30 basis points increase in the average interest rate on borrowings from other financial institutions and medium-term notes.

Net Service Fee Income

Net service fee income for 2Q17 totaled AR$861.7 million, increasing 55.2% YoY and 13.8% QoQ.

The main contributors to services fee income in 2Q17 were deposit accounts and debit & credit cards, each accounting for 29% of the total.

The 46.7% YoY rise in service fee income was driven mainly by the following increases:

●	57.3%, or AR$ 125.0 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account following fees deregulation by Central Bank,

●	33.7%, or AR$ 88.5 million, in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations which more than offset the reduction of credit card and debit card merchant discounted rates (“MDR”). The maximum MDR for 2017 is 2.0%, and the maximum debit card sales commissions for 2017 is 1.0%

o	On March 21, 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As a transition, a 20% increase in all banking charges was authorized starting June 1, 2016, and fully liberated from September 2016 onwards.

o	Through Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a scheme to gradually reduce, on an annual basis, credit card and debit card merchant discounted rates (“MDR”). In this regard, the maximum MDR for 2017 is 2.0% and for 2018, 2019, 2020 and 2021 and after, it will be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 and after, will be 0.90%, 0.80%, 0.70% and 0.60%, respectively.

●	84.5%, or AR$87.9 million, in Other commissions due to higher commissions charged on Foreign trade transactions, higher commissions billed on health plans offered by Espacio Cordial, and

●	150.0%, or AR$ 54.5 million, in Fees on insurance services resulting primarily from the offering of non-credit related policies, which have been growing in the last quarters. At the same time, fees on credit related insurance, continued to decline following the regulatory changes introduced by the Central Bank in March, 2016 and effective September 1, 2016, prohibiting financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies.

These increases were partially offset by:

●	99.1% decrease in Financial Agent fees for the Province of San Luis. On October 10, 2016 Banco Supervielle relinquished its right to receive an “agency” fee from the Province, followed by the termination by the Province of San Luis of the Financial Agency Agreement effective February 28, 2017.

The 9.0% QoQ rise in service fee income is explained by the following increases:

●	52.5%, or AR$ 31.3 million, in Fees on insurance services resulting from the offering of non-credit related policies.

●	11.6% in deposit account commissions, totaling AR$ 343.2 million, driven by higher business volumes along with higher fee pricing following the full deregulation of fees starting September 2016, and

●	7.1% in other fees due to higher commissions billed on health plans offered by Espacio Cordial among others.

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These increases were partially offset by a 2.3%, or AR$ 8.3 million, decrease in credit and debit cards reflecting the reduction of credit card and debit card merchant discounted rates (“MDR”).

Service fee expenses increased 28.4% YoY to AR$331.0 million in 2Q17, primarily due to the following increases: i) 33.6% in Commissions paid reflecting higher business volumes, ii) 44.0% in turnover tax, along with a 29.7% reduction in promotions related to credit cards issued by the Bank and CCF

On a QoQ basis, service fee expenses decreased 1.9%, as a consequence of lower costs on promotions related to credit cards issued by the Bank.

Net Service Fee Income						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Income from:
Deposit Accounts	343.2	307.4	273.2	241.8	218.2	11.6%	57.3%
Loan Related	42.9	36.7	43.0	39.7	35.6	16.7%	20.5%
Credit and Debit Cards	351.3	359.6	365.8	312.8	262.8	-2.3%	33.7%
Insurance	90.9	59.6	53.9	39.3	36.4	52.5%	150.0%
Check Administration Commission	56.7	48.7	45.5	46.5	51.2	16.3%	10.6%
Safe Deposit Box	31.6	28.1	25.9	23.0	21.4	12.3%	47.5%
Receivables from Financial Leases	27.7	24.9	26.6	18.1	20.3	11.2%	36.0%
Financial Agent for the Province of San Luis	0.2	0.2	0.1	4.1	25.1	33.6%	-99.1%
Payments to Retirees	6.9	7.5	6.6	6.6	6.9	-8.2%	0.9%
Mutual Funds Management	49.4	42.5	42.8	41.9	31.2	16.1%	58.3%
Other	191.9	179.2	147.2	136.5	104.0	7.1%	84.5%
Total Fee Income	1,192.6	1,094.5	1,030.6	910.4	813.1	9.0%	46.7%

Total Fee Expenses	331.0	337.4	313.1	275.0	257.7	-1.9%	28.4%

Net Services Fee Income	861.7	757.0	717.5	635.4	555.3	13.8%	55.2%

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By year end 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and no longer contract new credit related insurances.

Income from insurance activities for 2Q17 amounted to AR$112.8 million, representing a 31.4% YoY decrease and 2.5% QoQ increase.

In terms of gross written premiums, credit-related policies decreased 21.6% in the quarter. Other non-credit related policies, such as protected bag insurance increased 21% QoQ and 30% YoY, while policies related to life insurance grew 17% QoQ and 52% YoY. In the quarter, personal accident and broken bones insurance policies increased to AR$6.4 million from AR$0.1 million.

Loan Loss Provisions

Loan loss provisions totaled Ps.396.0 million in 2Q17, up 33.8% YoY and 15.6% QoQ.

The 33.8% YoY increase in loan loss provisions reflects the 54.5% growth of the loan portfolio, the deterioration in asset quality mostly in the Consumer Finance segment and the increase of the coverage ratio. The 15.6% QoQ increase in loan loss provisions reflects the 6.4% growth of the loan portfolio, as well as the temporary seasonal deterioration in asset quality mostly in the Consumer Finance segment and the increase in the coverage ratio. The higher delinquency rates experienced in the first months of the year improve throughout the year as the

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beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. These increases come along with higher gross intermediation margin of 174.3% YoY and 8.0% QoQ. Please see “Consumer Finance Segment” full disclosure. Credit scoring remained unchanged.

The NPL ratio remained unchanged to 2.9% in 2Q17 from 1Q17 and decreased from 3.1% in 2Q16, while allowances as a percentage of non-performing loans increased at 88.0% in 2Q17 from 87.0% in 1Q17 and 83.2% in 2Q16.

The charts below show managerial information with respect to the evolution of 30-180 days delinquency rates in the Company’s Consumer Finance Segment portfolio:

1. Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency. Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of June 2017, is calculated using in the denominator the portfolio outstanding as of January 2017.

Efficiency & Administrative Expenses

The efficiency ratio improved 710 basis points to 65.0% in 2Q17, from 72.1% in 2Q16 reflecting higher revenues from the strong growth in the loan portfolio as the Company continue to deploy its 2016 IPO capital and is leveraging its infrastructure.

On a QoQ basis, the efficiency ratio improved 250 basis points from 67.5% in 1Q17 reflecting the seasonality mentioned in section “Net Income”. The main driver was the increase in revenues in the quarter partially offset by Salary increases implemented at the Company’s other subsidiaries during 2Q17, not at the same level as the banking labor union. Additionally, a 1.9% QoQ increase in the Company´s headcount to support future growth resulted in higher personnel expenses contributing to this impact.

Administrative expenses totaled AR$2.0 billion, rising 38.5% YoY mainly due to increases of 46.0% in personnel expenses and 26.2% in non-personnel administrative expenses.

The 46.0% YoY increase in personnel expenses was mainly the result of:

●	23.5% rise in the average salary of the Bank’s personnel, resulting from the collective bargaining agreement between Argentine banks, and the labor union reached in 1Q17. This agreement determined an increase of 19.5% corresponding the forward-looking inflation in 2017 and additional amount in the range of 4% increase as a recognition for the past inflation,

●	Salary increases, (not at the same level as the banking labor union) implemented at the Company’s other subsidiaries during last twelve months,

●	A 4.8% increase in the employee base reaching 5,146 to support growth, particularly at the bank.

The 3.4% QoQ increase in personnel expenses was due to the 10% salary increases implemented at the Company’s other subsidiaries since April 2017 and the 1.9% increase in the employee base.

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The YoY rise in non-personnel administrative expenses to AR$698.8 million was mainly driven by the following increases:

●	32.9%, or AR$76.0 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$308.9 million in 2Q17,

●	43.1%, or AR$31.2 million, in Other professional fees and

●	51.7%, or AR$21.5 million, in advertising and publicity expenses.

On a QoQ basis, non-personnel administrative expenses increased 15.1% or AR$ 91.5 million, mainly due to:

●	10.1%, or AR$ 28.3 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$307.3 million in 2Q17,

●	270.7%, or AR$21.9 million, in Directors’ and Statutory Auditors’ Fees in accordance with the annual fees approved at the annual general shareholders´ meetings held in April 2017, and

●	28.4%, or AR$ 13.9 million, in advertising and publicity expenses.

Administrative Expenses						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Personnel Expenses	1,322.0	1,278.8	1,163.3	934.6	905.2	3.4%	46.0%

Directors’ and Statutory Auditors’ Fees	30.0	8.1	25.6	15.2	27.4	270.7%	9.6%

Other Professional Fees	103.7	84.3	76.5	78.1	72.4	23.0%	43.1%

Advertising and Publicity	63.1	49.2	85.2	57.5	41.6	28.4%	51.7%

Taxes	135.3	128.5	125.0	105.8	134.3	5.3%	0.7%

Depreciation of Premises and Equipment	28.0	27.7	24.3	20.4	19.3	1.4%	45.0%

Amortization of other Intangibles	31.4	30.6	29.6	28.6	27.1	2.5%	15.6%

Other	307.3	279.0	276.3	256.0	231.2	10.1%	32.9%
Total Administrative Expenses	2,020.8	1,886.1	1,805.8	1,496.3	1,458.7	7.1%	38.5%
Total Employees	5,146	5,049	4,982	4,911	4,910	1.9%	4.8%

Branches & Sales Points	324	321	325	325	325	0.9%	-0.3%
Efficiency Ratio	65.0%	67.5%	64.5%	62.5%	72.1%

Other Income (Loss), Net

During 2Q17 Supervielle reported Other income, net of AR$103.1 million compared with AR$12.1 million in 2Q16 and AR$ 5.8 million in 1Q17. These increases were due to; i) the sale of Viñas del Monte, a non-core subsidiary of Supervielle, for AR$20.5 million, ii) the sale of a non-core property for AR$60 million and iii) higher delinquent loans recovery in 2Q17.

Income Tax

The corporate income tax rate in Argentina is 35%. As per Central Banks accounting regulations, Supervielle does not recognize deferred tax credits or liabilities in its main subsidiaries (the Bank and CCF). Accordingly, the effective tax rate could vary from quarter to quarter not only for non-taxable income or non-deductible expenses, but also due to the timing in which those results are recognized for tax purposes. Over the longer term, the effective rate is anticipated to be between 30% to 35%.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Income from proceeds temporarily retained at the holding company, may allow Supervielle to more than offset financial expenses paid through this vehicle and use tax credits from previous years, which in turn are expected to lower the effective tax rate.

Income tax in 2Q17 was AR$213.7 million, above the AR$110.9 million in 2Q16 and AR$185.8 million in 1Q17. This YoY and QoQ increase is mainly due to higher taxable income which was partially offset by a lower effective income tax rate as consequence of the tax deferral on gains from sale of non-core assets. Additionally, loan loss provisions are typically deducted on a lagged basis from taxable income and may increase or decrease the

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effective tax rate each quarter depending on the timing of those deductions, which explained the higher-than-average effective tax rate in 2Q16.

Moreover, in 2Q17 the return on liquid investments from cash retained at the holding company level, allowed Supervielle to use tax loss carry-forwards from previous fiscal-years, thus reducing its effective tax rate.

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REVIEW OF CONSOLIDATED BALANCE SHEET

Loan Portfolio

The gross loan portfolio, including loans and financial leases on the balance sheet, amounted to AR$42.3 billion, increasing 54.5% YoY and 6.4% QoQ. Including the securitized portfolio, total gross loans amounted to AR$44.6 billion increasing by 51.3% YoY and 8.3% QoQ.

Loan & Financial Leases Portfolio						% Change
	jun 17	mar 17	dec 16	sep 16	jun 16	QoQ	YoY

On Balance Sheet
To the non financial public sector	26.0	36.2	4.3	44.9	6.2	-28.2%	316.2%
To the financial sector	407.0	423.4	473.4	366.5	296.1	-3.9%	37.4%
To the non-financial private sector and foreign residents (before allowances):	40,015.3	37,631.9	35,317.9	29,940.4	25,701.1	6.3%	55.7%
Overdrafts	2,602.2	3,756.8	3,110.1	2,771.9	2,470.9	-30.7%	5.3%
Promissory notes	10,948.8	8,832.6	9,426.6	7,300.9	6,742.8	24.0%	62.4%
Mortgage loans	243.9	122.6	78.1	25.4	39.1	99.0%	523.5%
Automobile and other secured loans	142.8	102.9	65.1	69.4	77.2	38.8%	85.1%
Personal loans	11,197.7	11,208.7	9,916.8	9,047.0	7,550.1	-0.1%	48.3%
Credit card loans	6,902.5	6,842.8	6,678.6	5,957.7	5,890.1	0.9%	17.2%
Foreing trade loans & U$S loans	7,038.5	5,883.3	5,311.5	4,048.0	2,342.2	19.6%	200.5%
Others	938.9	882.2	731.3	720.2	588.7	6.4%	59.5%
Less: allowance for loan losses	-1,076.3	-998.0	-899.1	-800.6	-697.3	7.8%	54.3%
Total Loans	39,372.0	37,093.4	34,896.5	29,551.2	25,306.1	6.1%	55.6%
Receivables from financial leases	1,867.3	1,679.7	1,516.2	1,374.7	1,374.0	11.2%	35.9%
Accrued interest and adjustments	30.3	32.7	26.9	25.2	32.0	-7.3%	-5.3%
Less: allowance	-20.4	-18.7	-15.3	-14.3	-17.5	9.3%	16.6%
Total Financing on Balance Sheet	41,249.2	38,787.0	36,424.4	30,936.8	26,694.6	6.3%	54.5%
Securitized Loan Portfolio
Personal loan portfolio outstanding in each of the financial trusts	2,226.0	1,361.3	1,436.5	1,455.3	1,970.5	63.5%	13.0%
Allowances	-83.0	-73.1	-69.4	-57.9	-65.9	13.6%	26.1%
Receivables from financial leases outstanding in each of the financial trusts	—	—	47.4	57.5	69.9	—	—
Allowances	—	—	-1.0	-1.1	-1.3	—	—
Total Securitized Loan Portfolio	2,143.0	1,288.2	1,413.5	1,453.8	1,973.3	66.4%	8.6%

Total Financing	43,392.2	40,075.3	37,837.9	32,390.5	28,667.9	8.3%	51.4%

Loans to the non-financial private sector and financial leases rose by 54.6% YoY and 6.5% QoQ.

The YoY performance was mainly driven by the following increases:

●	200.5%, or AR$4.7 billion, in foreign trade and US dollar denominated loans.

●	62.4%, or AR$4.2 billion, in promissory notes,

●	48.3%, or AR$3.6 billion, in personal loans,

●	17.2%, or AR$1.0 billion, in credit cards loans, and

●	523.5%, or AR$204.8 million, increase in mortgages.

The main drivers behind the QoQ performance was:

●	24.0%, or AR$2.1 billion, increases in promissory notes in factoring transactions,

●	19.6%, or AR$1.2 billion, increase in foreign trade and US dollar denominated loans,

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●	99.0%, or AR$121.3 million, increase in mortgages, and

●	30.7%, or AR$ 1.2 billion, decreases in Overdrafts.

Personal loans and credit card remained stable in the quarter.

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

Asset Quality

Allowances as a percentage of non-performing loans increased to 88.0% as of June 2017, from 83.2% as of June 2016 and from 87.0% as of March 2017.

Cost of Risk was 4.2% in 2Q17, compared to 5.0% in 2Q16 and 3.9% in 1Q17.

The YoY decrease in cost of risk is mainly explained by a higher proportion of the corporate portfolio, with very low NPL ratio, within the total portfolio.

The QoQ increase in cost of risk is mainly explained by: i) increases in Non-performing loans given the seasonal increase in Consumer Finance segment, and ii) an increase in the coverage ratio to 88.0% from 87.0%.

The total NPL ratio decreased to 2.9% in 2Q17, from 3.1% in June 2016 and remained stable since March 2017.

The 20 basis points YoY decrease in the total NPL ratio is the result of the improvement in NPL ratio in both, the retail and corporate segments that accounted for 87% of the total loan portfolio, partially offset by the increase in the NPL in the Consumer Finance Portfolio that accounted for 13% of the total loan portfolio.

The total NPL ratio remained unchanged QoQ. This is the result of the improvement in NPL ratio in the retail segment together with a stable NPL ratio in the corporate segment, while NPL ratio in the consumer finance segment was higher.

Retail loans posted an NPL ratio of 3.2% in 2Q17, improving from 3.7% in 2Q16, and from 3.5 in 1Q17. This YoY performance was mainly driven by a decrease in Personal Loans NPL ratio to 3.1% in June 2017 from 3.6% in June 2016 and a 10 basis points decrease in Credit Cards NPL ratio to 3.7% in June 2017. The QoQ performance was mainly explained by a decrease in the Personal Loans NPL ratio from 3.5% in March 2017 while Credit Cards NPL ratio increased 10 basis points from 3.6% in March 2017.

The Consumer Finance Segment reported an NPL ratio of 13.9% in 2Q17 representing an increase from 11.1% in 2Q16 and 11.3% in the previous quarter. This reflects the normal pattern of the Consumer Finance Segment that tends to have higher delinquency rates in the first months of the year and later declines as salary increases from bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. These increases come along with higher gross intermediation margin of 174.3% YoY and 8.0% QoQ. Please see “Consumer Finance Segment” full disclosure pg. 28

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Asset Quality						% Change
(In millions of Argentine Ps.)	jun 17	mar 17	dec 16	sep 16	jun 16	QoQ	YoY

Commercial Portfolio	21,456.4	19,601.3	18,927.8	14,972.8	12,256.0	9%	75%
Non-Performing	39.3	35.2	41.7	27.8	56.5	12%	-30%
Consumer Portfolio[1]	21,752.5	20,853.1	19,110.3	17,329.4	15,599.1	4%	39%
Non-Performing	1,215.9	1,140.8	1,014.3	948.3	810.1	7%	50%
Total Portfolio	43,208.9	40,454.5	38,038.0	32,302.2	27,855.1	7%	55%
Non-Performing[2]	1,255.2	1,176.0	1,055.9	976.1	866.6	7%	45%
Total Non-Performing / Total Portfolio	2.9%	2.9%	2.8%	3.0%	3.1%
Total Allowances	1,103.9	1,023.2	920.2	817.3	720.7	8%	53%
Coverage Ratio	88.0%	87.0%	87.1%	83.7%	83.2%

1-includes retail and consumer finance portfolios

2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

NPL Ratio by Product & Segment	jun-17	mar 17	dec 16	sep 16	jun 16

Corporate Segment	0.2%	0.2%	0.2%	0.2%	0.5%
Retail Segment	3.2%	3.5%	3.7%	3.8%	3.7%
Personal Loans	3.1%	3.5%	3.7%	3.7%	3.6%
Credit card loans	3.7%	3.6%	3.7%	4.1%	3.8%
Consumer Finance Segment	13.9%	11.3%	10.7%	11.4%	11.1%
Personal Loans	18.4%	15.0%	14.6%	15.2%	14.8%
Credit card loans	8.9%	6.8%	6.3%	7.1%	7.4%

Total	2.9%	2.9%	2.8%	3.0%	3.1%

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Analysis of the Allowance for Loan Losses
	jun 17	mar 17	dec 16	sep 16	jun 16
(In millions of Argentine Ps.)
Balance at the beginning of the year	920.2	920.2	638.6	638.6	638.6
Provisions charged to income	738.4	342.6	1,057.6	741.0	479.6
Write-offs and reversals	-554.9	-239.6	-776.1	-562.3	-397.5
Other adjustments
Balance at the end of year	1,103.7	1,023.2	920.2	817.3	720.7
Provisions charged to income
Promissory notes	16.5	10.2	58.6	41.6	36.2
Unsecured corporate loans	9.7	13.6	34.9	24.8	22.2
Overdrafts	9.6	17.0	67.7	48.1	25.1
Mortgage loans	1.2	—	2.3	1.7	1.1
Automobile and other secured loans	1.2	1.0	1.5	1.1	0.9
Personal loans	447.9	213.5	542.8	381.2	218.9
Credit cards loans	170.3	72.4	231.4	158.6	121.6
Foreign Trade Loans	16.3	2.8	67.7	48.1	0.1
Other financings	23.7	5.5	14.9	10.7	37.8
Other receivables from financial transactions	33.1	1.6	11.5	8.1	4.1
Receivables from financial leases	8.9	4.9	24.2	17.2	11.5
Total	738.4	342.6	1,057.6	741.0	479.6
Write-offs and reversals
Promissory notes	-6.7	-10.0	-40.0	-29.5	-26.8
Unsecured corporate loans	-3.9	-9.8	-39.5	-29.0	-26.4
Overdrafts	-9.7	-8.2	-32.9	-24.2	-22.0
Mortgage loans	—	—	—	—	—
Automobile and other secured loans	-0.6	-0.7	-2.6	-1.9	-1.8
Personal loans	-341.6	-137.7	-372.8	-269.9	-152.1
Credit cards loans	-149.5	-63.7	-254.1	-182.6	-147.5
Foreign Trade Loans	—	—	—	—	—
Other financings	-8.8	-4.6	-14.4	-10.7	-7.8
Other receivables from financial transactions	-28.3	-1.8	-7.3	-5.4	-4.9
Receivables from financial leases	-5.8	-3.1	-12.4	-9.1	-8.3
Total	-554.9	-239.6	-776.1	-562.3	-397.5

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 64.0% YoY and 4.1% QoQ.

Foreign currency denominated deposits increased 225.8% YoY and accounted for 24.0% of total deposits in 2Q17 compared to 10.2% in 2Q16. This YoY increase is ahead of industry growth of 71.8%, with system FX deposits accounting for 21.2% of total deposits compared to 15.3% of total deposits in the same period of the previous year. Accelerated growth in US dollar denominated deposits reflects the success of the Tax Amnesty Program.

On a QoQ basis, US dollar denominated deposits rose 13.3% increasing their share of total deposits to 24.0% from 21.6%. Industry US dollar denominated deposits decreased 24.8% and represented a 21.2% share of total deposits, down from 26.1% in 1Q17.

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Funding						% Change
(In millions of Argentine Ps.)	jun 17	mar 17	dec 16	sep 16	jun 16	QoQ	YoY

Deposits

Non-Financial Public Sector	6,369.4	3,862.6	2,587.3	1,977.9	3,124.9	64.9%	103.8%

Financial Sector	7.9	9.1	9.3	3.3	2.7	-12.3%	192.2%

Non-Financial Private Sector and Foreign Residents	36,454.2	34,955.1	33,301.3	28,436.0	24,524.6	4.3%	48.6%

Checking Accounts	4,581.0	4,176.0	4,361.4	3,736.3	3,591.1	9.7%	27.6%

Savings Accounts	14,816.5	11,552.6	11,263.1	8,737.0	8,797.3	28.3%	68.4%

Special Checking Accounts	3,837.8	3,616.9	1,942.8	2,392.1	1,441.3	6.1%	166.3%

Time Deposits	11,067.7	11,651.5	11,677.3	12,537.0	9,827.2	-5.0%	12.6%

Others	2,151.3	3,958.1	4,056.6	1,033.6	867.7	-45.6%	147.9%

Total Deposits	42,831.6	38,826.8	35,897.9	30,417.2	27,652.2	10.3%	54.9%

Other Source of Funding

Central Bank of Argentina	5.9	3.5	5.0	3.5	3.5	67.8%	68.3%

Banks and International Institutions	428.1	541.6	703.0	185.4	175.5	-21.0%	143.9%

Medium Term Notes	6,702.0	6,580.1	1,966.9	940.0	1,125.8	1.9%	495.3%

Loans from Domestic Financial Institutions	921.2	815.5	983.8	1,231.4	993.9	13.0%	-7.3%

Subordinated Loan and Negotiable Obligations	1,446.8	1,358.5	1,378.8	1,345.5	1,294.8	6.5%	11.7%

Others	7,020.1	9,079.7	5,339.1	3,897.2	3,717.2	-22.7%	88.9%

Total Other Source of Funding	16,524.0	18,378.9	10,376.6	7,603.0	7,310.7	-10.1%	126.0%

Shareholders’ Equity	7,827.6	7,313.4	6,931.6	6,413.5	5,997.0	7.0%	30.5%

Total Funding	67,183.2	64,519.0	53,206.0	44,433.7	40,960.0	4.1%	64.0%

Deposits

Total deposits amounted to AR$42.8 billion in 2Q17, increasing 54.9% YoY and 10.3% QoQ and representing 63.8% of Supervielle’s total funding sources compared to 67.5% in 2Q16 and 60.2% in 1Q17. The lower share of deposits in funding sources in 2Q17 compared to 2Q16 reflects the issuance of the AR$-denominated Global Term Note in February 2017. The QoQ increase in the share of deposits was due to the increase in checking accounts and the seasonal increase in saving accounts mainly explained by the payment of the half of the 13th salary.

As of June 30, 2017, wholesale/institutional deposits share over total deposits decreased to 23.9% from 25.2% as of March 31, 2017.

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Non- or low-cost demand deposits comprised 64% of the Company’s total deposits base (43% of savings accounts and 21% of checking accounts) as of June 30, 2017. Demand deposits represented 56% of total deposits as of March 31, 2017 and 49% as of June 30, 2016.

Driven by the Company’s sizeable deposit network franchise, retail branch deposits plus Senior Citizens deposits continued to represent a high share of total deposits. As of June 30, 2017, retail branch deposits plus Senior Citizen deposits represented 57.5% of total deposits, down from 58.3% as of June 30, 2016 and up from 55.3% in as of March 31, 2017.

In 2Q17, private sector deposits grew 48.6% YoY and 4.3% QoQ.

The YoY performance in private sector deposits was due to the following increases:

●	68.4%, or AR$6.0 billion, in savings accounts,

●	166.3% or AR$2.4 billion, in special checking accounts due to the new Central Bank regulation that allows Banks to pay interest on the amounts deposited in these accounts,

●	12.6%, or AR$1.2 billion, in time deposits, and

●	27.6%, or AR$989.9 million, in checking accounts.

The QoQ performance was explained by:

●	28.3%, or AR$3.3 billion, increase in savings accounts,

●	9.7%, or AR$405.0 million, increase in checking accounts, and

●	6.1% or AR$220.9 million, in special checking accounts.

This QoQ increase was partially offset by:

●	5.0%, or AR$583.8 million, decrease in time deposits.

In 2Q17, the Tax Amnesty Program deposits which resulted from the declaration of cash holdings in Argentina in October, 2016, were released. Once those deposits became available, most of them were maintained in foreign currency savings accounts.

As of June 30, 2017, savings accounts denominated in AR$, which represent 75% of total savings accounts, rose 90.5% YoY and 19.7% QoQ. The remaining 25% was represented by US dollar denominated savings accounts, which rose 191.2% YoY and 24.5% QoQ.

Other Sources of Funding and Shareholder’s Equity

As of June 30, 2017, other sources of funding and shareholder’s equity amounted to AR$24.4 billion increasing 83.0% YoY and decreasing 5.2% QoQ.

The YoY rise in other sources of funding was explained by the following increases:

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●	495.3%, or AR$5.6 billion, in medium term notes following the AR$-denominated Global Term Note US$300 million issued by Banco Supervielle in February 2017,

●	30.5%, or AR$1.8 billion, in shareholder’s equity,

●	143.9%, or AR$252.6 million, in the funding from Banks and International institutions aimed at funding the strong increase in foreign trade operations,

●	88.9%, or AR$3.3 billion, in other funding mainly due to active repo transactions, and

●	11.7%, or AR$151.9 million, in subordinated loans and negotiable obligations mainly reflecting the impact of the peso devaluation against U.S. dollar denominated and U.S. dollar linked subordinated bonds issued by the bank.

These increases were partially offset by a 7.3%, or AR$72.7 million, decrease in loans from domestic financial institutions, granted mainly to CCF, the consumer finance subsidiary.

The QoQ performance in other sources of funding was explained by the following decreases:

●	22.7%, or AR$2.1 billion, in other funding mainly due to lower active repo transactions, and

●	21.0%, or AR$113.5 million, in the funding from Banks and International institutions.

These decreases were partially offset by:

●	7.0%, or AR$514.2 million, increase in shareholders´ equity,

●	13.0%, or AR$ 105.7 million, increase in loans from domestic financial institutions, granted mainly to CCF, the consumer finance subsidiary, and

●	6.5%, or AR$88.2 million, in subordinated loans and negotiable obligations mainly reflecting the impact of the peso devaluation against U.S. dollar denominated and U.S. dollar linked subordinated bonds issued by the bank.

Foreign Currency Exposure

Assets denominated in foreign currency as of June 30, 2017, represented 22.1% of total assets compared to 12.6% as of June 30, 2016 and 18.5% as of March 31, 2017.

Liabilities denominated in foreign currency as of June 30, 2017, represented 21.6% of total liabilities compared to 13.2% as of June 30, 2016 and 19.5% as of March 31, 2017. Total deposits denominated in foreign currency as of June 30, 2017 represented 24.0% of total deposits compared to 10.2% as of June 30, 2016 and 21.6% as of March 31, 2017.

Liquidity & Capitalization

As of June 30, 2017, the total loans to deposits ratio was 98.9% compared to 99.1% in June 30, 2016 and 102.5% in March 31, 2017.

The loan to deposit ratio as of June 30, 2017 declined 360 basis points QoQ to 99%, driven by strong growth in checking and savings account balances.

As of June 30, 2017, equity to total assets was 11.7%, compared to 14.6% at June 30, 2016 and 11.3% at March 31, 2017. The YoY decrease was driven by the continuous leverage of the Company capital base since the IPO.

As of June 30, 2017, liquidity coverage ratio (LCR) was 126.5% compared to 137.3% at June 30, 2016 and 126.3% at March 31, 2017.

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Consolidated Capital						% Change
(In millions of Argentine Ps.)	jun 17	mar 17	dec 16	sep 16	jun 16	QoQ	YoY

Shareholders’ Equity	7,828.0	7,313.4	6,931.6	6,413.5	5,997.0	7.0%	30.5%
Average Shareholders’ Equity	7,221.0	7,009.0	4,987.7	4,386.2	3,426.1	3.0%	110.8%
Shareholders’ Equity as a % of Total Assets	11.7%	11.3%	13.0%	14.4%	14.6%	2.8%	-20.4%
Avg. Shareholders’ Equity as a % of Avg. Total Assets	11.7%	11.8%	12.0%	11.5%	9.6%	-0.2%	21.8%
Tang. Shareholders’ Equity as a % of T. Tang. Assets	11.3%	10.9%	12.6%	13.9%	14.1%	3.1%	-19.9%

In February and March 2017, CCF received net capital injections of AR$100 million.

In 2Q17, Banco Supervielle’s consolidated financial position showed an increased solvency level with an integrated capital of AR$7.0 billion, exceeding total capital requirements by AR$1.4 billion.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

Calculation of Excess Capital	jun 17	mar 17	dec 16	sep 16	jun 16
(In millions of Argentine Ps.)
Allocated to Assets at Risk	3,757.5	3,432.1	3,178.3	2,894.2	2,536.1
Allocated to Bank Premises and Equipment, Intangible Assets and Equity Investment Assets	189.4	190.0	172.2	34.4	111.8
Market Risk	61.4	72.7	45.4	99.6	83.2
Public Sector and Securities in Investment Account	722.5	85.3	78.5	132.4	97.9
Operational Risk	854.7	777.1	713.2	663.0	601.8
Required Minimum Capital Under Central Bank Regulations	5,585.6	4,557.2	4,187.5	3,823.5	3,430.7
Basic Net Worth	6,468.9	6,129.1	5,706.6	5,366.0	5,174.2
Complementary Net Worth	830.9	777.5	778.9	769.3	767.5
Deductions	-344.8	-340.8	-338.7	-297.9	-290.0
Total Capital Under Central Bank Regulations	6,955.0	6,565.8	6,146.9	5,837.4	5,651.7
Excess Capital	1,369.4	2,008.6	1,959.3	2,013.9	2,221.0
Credit Risk Weighted Assets	47,698.4	42,908.8	39,678.3	35,378.4	31,759.4
Risk Weighted Assets	59,240.1	53,532.5	49,169.0	44,959.9	40,341.7

As of June 30, 2017, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 10.3%, compared to 12.1% at June 30, 2016 and 10.8% at March 31, 2017. Including the AR$ 805 million funds from the IPO proceeds retained at the holding company, which are available for further capital injections in its subsidiaries, the consolidated pro-forma TIER1 Capital ratio as of June 30, 2017 stood at 11.6%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of June 30, 2017, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 11.7% compared to 14.0% in the same period of 2016 and 12.3% at March 31, 2017. Including the AR$ 805 million funds from the IPO proceeds retained at the holding company, which are available for further capital injections in its subsidiaries, the consolidated pro-forma total capital ratio as of June 30, 2017 stood at 13.0%.

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Total Capital	jun 17	mar 17	dec 16	sep 16	jun 16
(In millions of Argentine Ps.)
Tier 1 Capital
Paid in share capital common stock	642.9	638.3	638.3	638.3	456.1
Irrevocable capital contributions	—	95.0	—	—	2,233.0
Share premiums	2,149.3	2,058.9	2,058.9	2,058.9	8.1
Disclosed reserves and retained earnings	3,173.8	3,173.8	2,248.4	2,248.4	2,248.4
Non-controlling interests	41.4	40.1	32.7	30.6	30.3
100% of results	246.0	—	531.2	248.4	148.0
50% of positive results	215.4	123.0	197.1	141.4	50.2
Sub-Total: Gross Tier I Capital	6,468.9	6,129.1	5,706.6	5,366.0	5,174.2
Deduct:
All Intangibles	270.6	278.5	281.1	266.6	255.9
Pending items	38.5	32.9	30.7	19.9	24.5
Other deductions	35.7	29.4	26.9	11.4	9.5
Total Deductions	344.8	340.8	338.7	297.9	290.0
Sub-Total: Tier I Capital	6,124.1	5,788.3	5,368.0	5,068.1	4,884.2
Tier 2 Capital
General provisions/general loan-loss reserves 50%	422.6	400.1	389.1	329.4	268.8
Subordinated term debt	408.3	377.4	389.7	439.9	498.7
Sub-Total: Tier 2 Capital	830.9	777.5	778.9	769.3	767.5
Total Capital	6,955.0	6,565.8	6,146.9	5,837.4	5,651.7
Credit Risk weighted assets	47,698.4	42,908.8	39,678.3	35,378.4	31,759.4
Risk weighted assets	59,240.1	53,532.5	49,169.0	44,959.9	40,341.7
Tier 1 Capital / Risk weighted assets[1]	10.3%	10.8%	10.9%	11.3%	12.1%
Regulatory Capital / Credit risk weighted assets[1]	14.6%	15.3%	15.5%	16.5%	17.8%
Regulatory Capital / Risk weighted assets[1]	11.7%	12.3%	12.5%	13.0%	14.0%

1. Tier1 Capital / Risk weighted assets does not include $805 million tier1 capital retained at the holding company level, that is available for injection in subsidiaries. It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $805 million at the holding company) stood at 11.6% as of June 30, 2017.

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RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Revenue Mix

In 2Q17, the Retail Segment represented 55.9% of total revenues, compared to 58.3% in 2Q16 and 55.6% in 1Q17. The Corporate Segment represented 13.6% of total revenues in 2Q17 compared to 11.9% in 2Q16 and 14.1% in 1Q17. The Consumer Finance Segment represented 17.1% of total revenues in 2Q17 compared to 11.8% in 2Q16 and 17.8% in 1Q17.

Revenue by Segment						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Retail Banking	1,721.1	1,536.9	1,608.8	1,327.0	1,171.9	12.0%	46.9%
Corporate Banking	418.9	390.7	353.9	307.4	239.8	7.2%	74.7%
Treasury	159.0	113.5	158.3	134.6	162.1	40.1%	-1.9%
Consumer Finance	526.0	491.1	399.0	340.1	236.9	7.1%	122.1%
Insurance	112.0	109.6	132.3	158.0	135.9	2.2%	-17.6%
Asset Management & Other Services	139.9	122.9	111.2	96.5	64.7	13.8%	116.2%
Total Allocated to Segments	3,076.8	2,764.6	2,763.5	2,363.7	2,011.3	11.3%	53.0%
Adjustments	30.9	30.2	35.5	32.1	12.8	2.1%	140.6%
Total Consolidated	3,107.6	2,794.8	2,799.0	2,395.8	2,024.1	11.2%	53.5%

Net Income Mix

In 2Q17, the Corporate Segment represented 28.4% of net income, compared to 16.1% in 2Q16 and 30.4% in 1Q17. The Retail Segment represented 37.4% of net income in 2Q17 compared to 17.4% in 2Q16 and 21.3% in 1Q17. The Consumer Finance Segment represented 5.1% of net income in 2Q17 compared to 16.0% in 1Q17, while in 2Q16 registered a net loss of AR$26.1 million.

Net Income by Segment						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Retail Banking	199.3	73.6	170.5	129.6	31.2	170.9%	538.2%
Corporate Banking	151.3	104.7	139.0	109.5	28.8	44.6%	425.5%
Treasury	55.0	19.7	42.7	39.0	57.9	179.4%	-4.9%
Consumer Financing	27.3	55.0	49.5	10.1	-26.1	-50.4%	-204.6%
Insurance	50.1	47.7	61.1	78.4	65.9	5.1%	-23.9%
Asset Management & Other Services	49.9	44.2	43.0	42.6	21.6	12.9%	131.0%
Total Allocated to Segments	532.9	344.8	505.9	409.1	179.3	54.5%	197.3%
Adjustments	46.8	36.3	26.4	27.3	-11.4	28.8%	-512.1%
Total Consolidated	579.7	381.2	532.3	436.4	167.9	52.1%	245.2%

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Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

Retail Segment - Highlights						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Income Statement
Gross Intermediation Margin	1,311.7	1,170.0	1,243.8	975.9	875.8	12.1%	49.8%
Net Service Fee Income	409.4	366.9	365.0	351.1	296.1	11.6%	38.3%
Net Revenue	1,721.1	1,536.9	1,608.8	1,327.0	1,171.9	12.0%	46.9%
Loan Loss Provisions	-173.4	-163.1	-146.7	-116.6	-162.5	6.3%	6.7%
Net Income	199.3	73.6	170.5	129.6	31.2	170.9%	538.2%
Balance Sheet
Loans	16,126.2	15,222.2	13,869.2	12,750.9	11,500.6	5.9%	40.2%
Receivables from Financial Leases	332.4	278.4	266.3	252.8	247.6	19.4%	34.3%
Securitized Loans Portfolio	846.3	532.6	819.2	845.3	1,343.4	58.9%	-37.0%
Total Loan Portfolio	17,305.0	16,033.2	14,954.7	13,849.0	13,091.6	7.9%	32.2%
Deposits	29,632.6	26,185.8	26,039.2	20,514.0	19,541.1	13.2%	51.6%

Net income rose 538.2% YoY reaching AR$199.3 million. This resulted mainly from: i) a higher gross intermediation margin (up 49.8% or AR$ 435.9 million), ii) a 38.3%, or AR$113.3 million, increase in net service fee income, and iii) a net miscellaneous income of AR$58.2 million from the sale of two non-core assets, a property and subsidiary Viñas del Monte. This compares to a net miscellaneous loss of AR$13.7 million in 2Q16. These increases were partially offset by increases of 37.6%, or AR$ 359.6 million, in administrative expenses and 6.7%, or AR$10.9 million, in loan loss provisions.

Net income increased 170.9% QoQ explained by: i) higher gross intermediation margin (up 12.1%, or AR$ 141.7 million), ii) an 11.6%, or AR$ 42.5 million, increase in net service fee income, and iii) a net miscellaneous income of AR$58.2 million from the abovementioned sales. This was partially offset by a 6.3%, or AR$10.3 million, increase loan loss provisions, and a 3.1%, or AR$ 39.8 million increase, in administrative expenses.

In 2Q17, net revenue was AR$1.7 billion, increasing 46.9% from 2Q16 and 12.0% QoQ.

The YoY increase is mainly explained by: i) a 49.8% growth in gross financial margin, as a consequence of the combination of increases in loan volumes and interest rates on personal loans, coupled with lower cost deposits, and ii) a 38.3% increase in net service fee income reflecting the positive impact of the total elimination of prior authorization requirements to charge fees for new products and other fee increases starting September 2016, and the offer of new non-credit related insurance services.

The 12.0% QoQ increase in net revenue resulted from a 12.1% increase in gross intermediation margin and a 11.6% increase in service fee income. Higher gross intermediation margin is explained by the increase in loan volume (including securitized loan portfolio) and lower average cost of deposits. Net service fee income increased as a result of the repricing of bundle products in 2Q17 and the offer of new non-credit related insurance services.

Loan loss provisions amounted to AR$173.4 million in 2Q17, up 6.7% from 2Q16 and 6.3% from 1Q17. The YoY rise is primarily due to the growth in the loan portfolio and an increase in non-performing loans.

Retail Banking loans reached AR$16.5 billion at June 30, 2017 increasing 40.1% YoY and 6.2% QoQ. Including the securitized loan portfolio, total loans amounted to AR$17.3 billion, up 32.2% from 2Q16 and 7.9% compared to 1Q17.

Retail Banking deposits rose 51.6% on annual basis and 13.2% versus 1Q17.

As of June 30, 2017, the Bank maintained approximately 2.3 million savings accounts and 78,000 checking accounts. In 2Q17, the Bank also serviced more than 760,000 product bundles for senior citizens, over 164,000 Plan Sueldo (“Payroll”) accounts and more than 45,000 product bundles for high net worth customers.

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Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management.

Corporate Segment – Highlights						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Income Statement
Gross Intermediation Margin	251.6	253.4	214.2	176.5	110.2	-0.7%	128.3%
Net Service Fee Income	167.3	137.2	139.7	130.9	129.6	21.9%	29.1%
Net Revenue	418.9	390.7	353.9	307.4	239.8	7.2%	74.7%
Loan Loss Provisions	-23.1	-9.8	-56.1	-29.8	-56.6	134.7%	-59.3%
Net Income	151.3	104.7	139.0	109.5	28.8	44.6%	425.5%
Balance Sheet
Loans	18,918.7	17,237.3	16,958.3	12,915.6	10,273.4	9.8%	84.2%
Receivables from Financial Leases	1,544.8	1,415.3	1,261.9	1,133.2	1,141.4	9.2%	35.3%
Securitized Loans Portfolio	—	—	46.4	56.3	68.6	—	—
Total Loan Portfolio	20,463.5	18,652.6	18,266.6	14,105.2	11,483.4	9.7%	78.2%
Deposits	2,951.8	2,871.9	2,944.1	2,478.2	2,319.4	2.8%	27.3%

Net income rose 425.5% YoY reaching AR$151.3 million. This YoY increase resulted mainly from: i) higher gross intermediation margin (up 128.3%, or AR$ 141.4 million), ii) 29.1% or AR$37.7 million increase in net service fee income, iii) a net miscellaneous income of AR$30.2 million from the sale of non-core assets (aproperty and subsidiary Viñas del Monte), and iv) 59.3%, or AR$33.5 million, decrease in loan loss provisions. This was partially offset by a 66.9%, or AR$ 89.9 million, increase in administrative expenses to support business growth.

In 2Q17 net revenues were AR$418.9 million, up 74.7% from 2Q16 and 7.2% QoQ. The YoY increase was primarily due to the 128.3% increase in gross financial margin reflecting: i) higher loan volume, ii) a decrease in financial expenses from lower average cost of deposits, iii) lower expenses on deposits from treasury funds, and iv) 29.1% growth in net service fee income, largely driven by deposit account commissions and fees on foreign trade loans.

The QoQ increase in net revenues resulted mainly from the 21.9% rise in Net Service Fee Income driven by deposit account commissions and leasing commissions while gross intermediation margin decreased 0.7% due to lower interest rates on corporate loans and higher expenses on deposits from treasury funds. This was partially offset by lower cost of fund.

Loan loss provisions decreased 59.3% YoY, but increased by 134.7% QoQ while the Non-performing loan ratio remained unchanged. Loan loss provisions amounted to AR$23.1 million in 2Q17, AR$3.5 million lower than the AR$56.6 million reported in 2Q16 and AR$ 13.2 million higher than the AR$ 9.8 million reported in 1Q17.

The corporate loan portfolio (including loans and receivables from financial leases) rose 79.3% YoY and 9.7% QoQ to AR$20.5 billion as Supervielle leveraged its higher capital base to increase the average loan size per client. Including the securitized portfolio, total loans amounted to AR$20.5 billion and increased by 78.2% YoY.

Total deposits amounted to AR$3.0 billion, increasing 27.3% YoY, and 2.8% QoQ. YoY, higher-cost corporate deposits, grew at a lower rate than retail deposits as the Company leveraged its retail oriented franchise complemented with the issuance of medium term notes, which provide a longer tenor than corporate deposits. As a result, corporate deposits fell to 18% of total deposits in 2Q17 from 21% in 2Q16 and from 19% in 1Q17.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

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Treasury Segment – Highlights						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Income Statement
Gross Intermediation Margin	141.2	106.2	148.6	127.0	148.4	32.9%	-4.9%
Net Service Fee Income	17.8	7.2	9.7	7.7	13.7	146.5%	30.3%
Net Revenue	159.0	113.5	158.3	134.6	162.1	40.1%	-1.9%
Net Income	55.0	19.7	42.7	39.0	57.9	179.4%	-4.9%
Balance Sheet
Government and corporate securities	7,525.4	7,259.4	2,247.4	2,658.9	4,543.6	3.7%	65.6%
Deposits	9,335.1	8,408.2	6,351.2	6,826.4	5,206.7	11.0%	79.3%

Net income attributable to the Treasury Segment in 2Q17 was AR$55.0 million compared to AR$57.9 million in 2Q16 and AR$19.7 million in 1Q17. The 4.9% YoY decline reflects: i) 4.9% decrease in gross intermediation margin, and ii) 33.3% increase in administrative expenses. These was partially offset by 30.3% increase in net service fee income.

The 179.4% QoQ increase was due to: i) 32.9% in gross intermediation margin and ii) 146.5% in net service fee income. These were partially offset by a 16.8% increase in administrative expenses.

In 2Q17, net revenues were AR$159.0 million, down 1.9% from 2Q16 due to a 4.9% decrease in gross financial margin driven by higher financial expenses from the issuance of the AR$-denominated Global Term Note equivalent to US$300 million in February 2017, which was partially offset by higher FX and trading gains in 2Q17. Net service fee income increased by 30.3% YoY due to higher commissions on the issuance of third party corporate notes among others.

On a quarterly basis, the 40.1% increase in net revenue to AR$ 159.0 million is explained mainly by: a i) 32.9% increase in gross intermediation margin due to higher FX and trading gains in 2Q17. Moreover, 1Q17 gross intermediation margin registered a AR$ 50 million FX net loss from the appreciation of the AR$ peso against the US dollar, between the pricing and the settlement dates of the AR$-denominated Global Term Note equivalent to US$300 million issued in February 2017, and ii) 146.5% increase in net service fee income due to higher commissions on the issuance of third party corporate notes among others.

The Treasury Segment’s government and corporate securities portfolio was AR$7.5 billion in 2Q17, increasing 65.6% from June 30, 2016 and 3.7% from March 31, 2017, reflecting higher holdings of securities issued by the Argentine Central Bank. This was due to: i) the temprorary investment of interest-bearing checking accounts following the Central Bank of Argentina (BCRA) decision to authorized banks to remunerate amounts deposited in these accounts and ii) the temporary investment of the funds received from the issuance of the abovementioned Global Term Note while the Bank starts to deploy these funds.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automatica, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina.

Consumer Finance Segment – Highlights						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Income Statement
Gross Intermediation Margin	359.3	332.7	262.2	211.6	131.0	8.0%	174.3%
Net Service Fee Income	166.6	158.4	136.8	128.6	105.9	5.2%	57.4%
Net Revenue	526.0	491.1	399.0	340.1	236.9	7.1%	122.1%
Loan Loss Provisions	-201.3	-165.1	-107.9	-108.0	-76.8	21.9%	162.1%
Net Income	27.3	55.0	49.5	10.1	-26.1	-50.4%	—
Balance Sheet
Loans	4,296.4	4,696.0	4,043.6	3,383.9	2,965.8	-8.5%	44.9%
Securitized Loans Portfolio	1,296.7	755.7	547.9	552.1	531.0	71.6%	144.2%
Total Loan Portfolio	5,593.1	5,451.7	4,591.4	3,936.0	3,496.9	2.6%	59.9%

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During 2Q17 this segment reported Net Income of AR$27.3 million, compared to AR$26.1 million in 2Q16 and AR$55.0 million in 1Q17.

The YoY increase was mainly driven by the 59.9% increase in the personal loan portfolio and the increase in interest rates in both, personal loans and credit cards, while cost of funds decreased. This more than offset higher loan loss provisions reflecting both an increase in the coverage ratio and the deterioration in asset quality occurred in 2Q16, which was driven by a 2016 annual inflation rate higher than the rate of adjustment of salaries achieved in collective bargaining agreements for the same period and increases in public services tariffs, as well as higher administrative expenses.

The QoQ decrease in net income was mainly driven by a 21.3% increase in administrative expenses primarily due to salary increases implemented at the consumer finance companies during second quarter, lower loan origination, and a 21.9% increase in loan loss provisions in the quarter that came along with higher gross intermediation margin.

In 2Q17, net revenues were AR$526.0 million, up 122.1% from 2Q16. Annual increases of 174.3% in gross intermediation margin and 57.4% in net service fee income were the main drivers behind the YoY growth in Net revenues.

On a QoQ basis, net revenues rose 7.1% mainly due to increases of 8.0% in gross intermediation margin and 5.2% in Net Service Fee income.

Loan loss provisions amounted to AR$201.3 million in 2Q17, up 162.1% from 2Q16 and 50.4% from 1Q17. This reflects both the YoY deterioration in asset quality occurred in 2Q16, which was driven by a 2016 annual inflation rate higher than the rate of adjustment of salaries achieved in collective bargaining agreements for the same period and increases in public services tariffs, together with the inherent seasonality of the Consumer Finance Segment that tends to have higher delinquency rates in the first months of the year and later declines in the second half as salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. These increases came along with a higher gross intermediation margin in 2Q17 up 174.3% YoY and 8.0% QoQ.

Loans totaled AR$4.3 billion as of June 30, 2017 increasing 44.9% YoY and decreasing by 8.5% QoQ. Including the securitized loan portfolio, total loans amounted AR$5.6 billion, up 59.9% from 2Q16 and 2.6% QoQ.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to all our customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of our customers as well.

Insurance Segment – Highlights						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Gross intermediation margin	21.5	18.7	19.6	18.5	8.6	14.6%	151.1%
Net Revenue	112.0	109.6	132.3	158.0	135.9	2.2%	-17.6%
Net Income	50.1	47.7	61.1	78.4	65.9	5.1%	-23.9%
Gross written premiums	188.8	182.0	199.0	225.7	191.5	3.7%	-1.4%
Claims Paid	43.1	50.2	47.8	48.1	15.9	-14.1%	171.1%
Combined Ratio	70.0%	71.3%	55.2%	52.7%	43.1%	-1.8%	62.4%

Net income attributable to the Insurance Segment in 2Q17 was AR$50.1 million, compared to AR$65.9 million in 2Q16 and AR$47.7 million in the previous quarter.

Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through growth in the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third-party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are now self-insuring these risks and no longer contract new credit related insurances. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies.

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Gross written premiums decreased by 1.4% YoY and increased by 3.7% in the quarter.

Net revenues attributable to Supervielle Seguros in 2Q17 was AR$112.0 million, decreasing by 17.6% YoY, but increasing by 2.2% in the quarter.

Claims Paid amounted to AR$43.1 million in 2Q17, increasing by 171.1% YoY and decreasing by 14.1% QoQ. The Combined ratio increased to 70.0% in 2Q17 from 43.1% in 2Q16 due to higher expenses and claims paid. On a quarterly basis, the combined ratio decreased from 71.3% in 1Q17 reflecting higher Gross written premiums and lower Claims Paid in the quarter.

Gross written premiums by product						% Change
in million	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Life insurance and total and permanent disability insurance for debit balances	64.6	82.4	103.4	136.6	109.2	-21.6%	-40.9%

Personal Accident Insurance	16.0	13.8	13.2	12.6	12.0	15.5%	33.7%

Protected Bag Insurance	33.7	27.9	28.0	26.9	25.9	21.0%	30.3%

Life insurance.	67.7	57.8	54.4	49.6	44.4	17.1%	52.4%

Broken Bones	6.5	0.1

Others	0.4

Total	188.8	182.0	199.0	225.6	191.5	3.7%	-1.4%

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, and non-financial products and services through Espacio Cordial. Until March 31, 2017 Supervielle offered microcredit financing through Cordial Microfinanzas.

Asset Management & Others Segment Highlights						% Change
(In millions of Argentine Ps.)	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY

Gross intermediation margin	9.8	10.1	22.9	17.8	10.5	-3.0%	-6.4%
Net Service Fee Income	130.1	112.8	88.3	78.8	54.2	15.3%	140.0%
Net Revenue	139.9	122.9	111.2	96.5	64.7	13.8%	116.2%
Net Income	49.9	44.2	43.0	42.6	21.6	12.9%	131.0%
Assets Under Management	13,557	10,816	9,964	9,627	7,760	25.3%	74.7%
Market Share	2.8%	2.5%	3.0%	3.2%	3.2%	14.2%	-12.2%

Net income for this segment increased 131.0% YoY and 12.9% QoQ to AR$49.9 million.

In 2Q17 Net revenues were AR$139.9 million, up 116.2% from 2Q16 and 13.8% QoQ.

The YoY increase in net revenues was mainly driven by the 140.0% rise in net service fee income reflecting the successful cross-selling initiatives to leverage the Company’s compelling financial product offering, both through the asset management business and the non-financial products and services sold by Espacio Cordial.

The QoQ increase in net revenue was supported by the 15.3% increase in net service fee income resulting from Espacio Cordial’s fee income.

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Assets under management amounted to AR$13.6 billion as of June 30, 2017, up from AR$7.8 billion as of June 2016 and AR$10.8 billion as of March 2017. As of June 30, 2017, fixed income funds represented 69% of assets under management.

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FY 2017 GUIDANCE

Supervielle revises its guidance for FY17 increasing loan growth and net income targets as per the chart below:

1 Includes leases and securitized portfolio

2 The TIER1 ratio guidance refers to the Consolidated Proforma Tier1 Ratio, which includes funds held at the holding company.

3 This guidance assumed: i) GDP expected to grow by 3.0% in 2017 (Source: Market Expectations Survey as of January 2017), ii) Inflation anticipated to trend down to 20% for full year 2017 (Source: Market Expectations Survey), and iii) The Average Badlar interest rate expected to reach 19% in December 2017 (Company Estimates).

This guidance considers that Supervielle’s economic, financial and asset situation will not be materially affected by the termination of the financial agency agreement entered into by the Province of San Luis and Banco Supervielle earlier in the year.

Typically, the Company´s net income in the second half of the year is higher than in the first half, mainly due to the seasonality of economic activity plus the effect of the monthly cumulative increase of assets in nominal terms and salary increases agreed upon between the Bank and the banking employees’ trade union historically during the second quarter but applied retroactively to the first quarter.

The Efficiency Ratio is expected to be in the mid-fifties in FY2019 as the Company continues to execute on its growth strategy.

As announced in February, Supervielle committed approximately AR$ 400 million during 2017, to: i) build out its core product leadership into integral relationships with customers, ii) increase network footprint by opening five bank branches in strategic locations aligned with the Company’s SME´s business strategy (the first of each was recently opened in the district of San Justo in the Province of Buenos Aires, iii) step up digital innovation initiatives to enhance customer experience and reduce service costs, and iv) strengthen indirect commercial channels, particularly at the contact center and sales force. These initiatives are expected to further drive profitable growth as the Company continues to execute on its strategy and deliver accelerated improvement in efficiency after 2017.

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RELEVANT EVENTS

1.	Annual General Meeting

On April 27, 2017 Grupo Supervielle held its Annual General Meeting of Shareholders at its offices in Buenos Aires and approved all the proposals submitted by the Board of Directors, including:

●	Annual and consolidated financial statements for the financial year ended December 31, 2016,

●	Appointment of members of the board of directors,

●	Payment of a cash dividend of AR$65.500.000 (AR$ 0,1800550592 per outstanding share),

●	Capital increase of up to AR$8.032.032 through the capitalization of a contribution in kind (shares of subsidiary Sofital S.A.) made by Julio Patricio Supervielle in the context of the application filed to the Central Bank in February 2011 to proceed with the reorganization of the shareholdings of Julio Patricio Supervielle in Banco Supervielle, and

●	Election of Price Waterhouse Coopers as the company’s independent auditor.

The board of directors is now comprised of the following individuals:

Title	Name	Date of Expiration of current term

Chairman	Julio Patricio Supervielle	December 31, 2018
First Vice-Chairman	Jorge Ramirez	December 31, 2018
Second Vice-Chairman	Emérico Alejandro Stengel	December 31, 2018
Secretary Director	Atilio Dell’Oro Maini	December 31, 2018
Director	Laurence Nicole Mengin de Loyer*	December 31, 2018
Director	Richard Gluzman*	December 31, 2018
Director	María Gabriela Macagni*	December 31, 2018
Director	Jorge Mocetti*	December 31, 2017

* Independent directors according to CNV and NYSE Rules

2.	Sale of Viñas del Monte S.A.

On May 26, 2017, Grupo Supervielle, along with its subsidiary Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle completed the transfer of all the shares of Viñas del Monte S.A., an insignificant and non-strategic asset, as not related to the financial services industry.

The sale was completed at a price in the aggregate of: (a) approximately US$ 1,500,000 (b) the difference between the sales value of the 2017 harvest of grapes of Viñas del Monte S.A. and the financial debt (debt contracted by said company at the closing date, with financial entities of the Republic of Argentine and in accordance with its financial statements and its statement of financial position).

3.	Guidelines Towards Conversion to IFRS

Following the Central Bank guidelines towards conversion to IFRS as issued by the International Accounting Standards Board (IASB), the Company’s unaudited financial statements as of June 30, 2017 include a reconciliation to IFRS of shareholders’ equity as of the beginning of the 2017 fiscal year, and as of June 30, 2017, and the Income Statement and Other Comprehensive Income for the six-month period ended June 30, 2017. The net adjustments to shareholders’ equity as of June 30, 2017 would have totaled Ar$ -146.7 million, which would have represented a 1,9% decrease in the shareholders’ equity as of the same date measured in accordance to Argentine Central Bank GAAP.

According to the above mentioned guidelines, IFRS will be adopted since fiscal year 2018, and the figures shown in our notes to the financial statements of 1H17 may be subject to change and may only be considered definitive when audited financial statements for the fiscal year 2018 are released.

SUBSEQUENT EVENTS

Ordinary and Extraordinary Shareholders´Meeting

On July 7, 2017 Grupo Supervielle held an Ordinary and Extraordinary Shareholders´Meeting at its offices in Buenos Aires and approved all the proposals submitted by the Board of Directors. The main proposal was the increase of the capital stock of Grupo Supervielle S.A. in the amount of up to a nominal value of AR$

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145,000,000 (one hundred forty-five million Argentine pesos), through the issuance of up to AR$ 145,000,000 (one hundred forty-five million) of new common, book-entry, Class B shares of 1 (one) vote per share and nominal value of AR$ 1 (one Argentine peso) each and entitled to receive dividends on an equal basis to common, book-entry, Class B shares outstanding at the time of issuance, to be offered in Argentina or abroad.

The main drivers for the decision to increase Grupo Supervielle’s capital stock were: i) the Company’s growth above industry rates since its IPO in May 2016, ii) the acceleration in the forecasts of loan demand which exceed the original projections, and iii) the ability to raise additional funds aimed at positioning Grupo Supervielle as a leading financial entity in the Argentine market, funding loan expansion and being in a position to take advantage of opportunities that may result from the financial industry’s expected consolidation process.

The Board of Directors of Grupo Supervielle may decide at its discretion to proceed with the above-mentioned capital increase, in whole or in part, within two years after the date of the shareholders’ meeting referred to above.

Shelf Registration Statement

In July 2017, Grupo Supervielle filed a registration statement on Form F-3 with the United States Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, Grupo Supervielle may offer and sell any combination of the securities identified in the prospectus that accompanies such registration statement in one or more offerings, during a three-year period.

Banco Supervielle, distinguished by Euromoney in the category “Best Bank of Argentina”

On July 7th, 2017, the prestigious international publication Euromoney awarded Banco Supervielle “The Best Bank in Argentina” prize.This recognition is part of the Euromoney Awards for Excellence, held since 1992.

To select the winners, Euromoney analyzed the positioning of each company in their respective country and their customers’ satisfaction.

José Luis Panero, COO of Grupo Supervielle, and Nerio Peitiado, CEO of Banco Supervielle, received the award at a ceremony held in London in July.

This recognition follows the Latin Finance Initial Public Offering of the Year award received in January 2017.

Irrevocable capital contribution to Cordial Compañía Financiera S.A

In July 2017, Grupo Supervielle and its subsidiary Banco Supervielle made an irrevocable capital contribution in Cordial Compañía Financiera S.A. for a total amount of AR$. 50 million following the loan portfolio growth of this subsidiary.

Issuance of 7,494,710 New Class B Common Shares

Following the capital increase approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017, a total of 7,494,710 Class B shares with a par value of AR$ 1 each and one vote per share and entitled to receive dividends on an equal basis with the other Class B common shares were issued by Grupo Supervielle on July 19, 2017. Of the new shares, 4,321,208 shares were delivered to Mr. Patricio Supervielle in consideration of the agreed contribution in-kind and 3,710,824 shares were offered in subscription to existing shareholders. Taking into account the subscription of new shares, the capital increase of Grupo Supervielle amounted to 7,494,710 shares. Total, capital stock is now 371,272,325 shares comprised of 126,738,188 Class A common shares and 244,534,137 Class B common shares.

As a result of the new shares issued following the rights offering, Supervielle raised an amount of AR$ 158.4 million. This new capital represent a 27 basis points increase in the proforma consolidated Tier 1 ratio.

Banco Supervielle opens a new branch in San Justo

On August 1st, 2017, Banco Supervielle opened a new branch located on Ave. B. Juan M. de Rosas 3536, San Justo district in the Province of Buenos Aires. This is the first of the planned openings for 2017 and is part of Grupo Supervielle´s strategy to continue improving its positioning in the SME segment.

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CREDIT RATINGS

Banco Supervielle’s Credit:

Banco Supervielle Credit Rating

Fitch Ratings assigned a long-term rating of ‘B(EXP)/RR4’ to Banco Supervielle S.A.’s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US $300 million peso equivalent.

Banco Supervielle Credit Rating

Moody´s Investors Service assigned a B3 global scale local currency debt rating to Banco Supervielle S.A. (Supervielle)’s Class A notes for a total amount of up to US $300 million peso equivalent.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook.

On March 7, 2017, Moody’s Latin America changed the outlook to positive from stable on multiple Argentine banks and finance companies, including Grupo Supervielle and Banco Supervielle.

DEFINITION OF RATIOS

Net Interest Margin: Net interest income divided by average interest-earning assets.

Net Financial Margin: Gross financial margin divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of gross financial margin and net services fee income.

Net Fee Income as a % of Administrative Expenses: Services fee income and expenses plus income from insurance activities divided by Administrative Expenses.

ROAE: Net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Net income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.

Loans to total deposits: Loans include loans, receivables from financial leases and other receivables from financial transactions covered by the Central Bank’s debtor classification regulations.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Loans to Deposits: Loans and Leasing before allowances divided by total deposits

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

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About Grupo Supervielle S.A. (NYSE: SUPV; BCBA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of June 30, 2017, Supervielle had total assets of AR$67.2 billion under Argentine Banking GAAP. As of the date of this report Supervielle had 324 access points and over 2 million customers. As of June 30, 2017, Grupo Supervielle had 363,777,615 shares outstanding. As of the date of this report, Grupo Supervielle had 371,272,325 shares outstanding and a free float of 46.4%. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi
Treasurer and Investor Relations Officer 5411-4324-8132
Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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GRUPO SUPERVIELLE FINANCIAL STATEMENTS

Consolidated Balance Sheet Data	jun 17	mar 17	dec 16	sep 16	jun 16
(In millions of Argentine Ps.)
Assets
Cash and due from banks	9,866.2	8,611.6	8,166.1	5,707.9	4,770.2
Government and corporate securities	7,685.5	7,481.4	2,360.0	2,773.4	4,644.6
Loans:	39,372.0	37,093.4	34,896.5	29,551.2	25,306.1
to the non financial public sector	26.0	36.2	4.3	44.9	6.2
to the financial sector	407.0	423.4	473.4	366.5	296.1
To the non-financial private sector and foreign residents:
Overdrafts	2,602.2	3,756.8	3,110.1	2,771.9	2,470.9
Promissory Notes	10,948.8	8,832.6	9,426.6	7,300.9	6,742.8
Mortgage loans	243.9	122.6	78.1	25.4	39.1
Automobile and other secured loans	142.8	102.9	65.1	69.4	77.2
Personal loans	11,197.7	11,208.7	9,916.8	9,047.0	7,550.1
Credit card loans	6,902.5	6,842.8	6,678.6	5,957.7	5,890.1
Other	7,461.1	6,244.9	5,595.4	4,428.2	2,646.6
Accrued Interest, adjustments and exchange rate differences receivable	873.4	815.0	774.0	650.4	562.4
Documented interest	-356.9	-294.2	-324.8	-309.8	-277.6
Other unapplied charges	-0.2	-0.2	-1.7	-0.6	-0.5
Allowances	-1,076.3	-998.0	-899.1	-800.6	-697.3
Other receivables from financial transactions	5,451.8	6,729.8	3,772.7	3,163.8	3,141.9
Receivables from financial leases	1,877.2	1,693.7	1,527.9	1,385.6	1,388.5
Other assets	2,930.6	2,909.3	2,482.8	1,851.9	1,708.7
Total assets	67,183.2	64,519.0	53,206.0	44,433.7	40,960.0
Liabilities and shareholders’ equity
Deposits:	42,831.6	38,826.8	35,897.9	30,417.2	27,652.2
Non-financial public sector	6,369.4	3,862.6	2,587.3	1,977.9	3,124.9
Financial sector	7.9	9.1	9.3	3.3	2.7
Non-financial private sector and foreign residents	36,454.2	34,955.1	33,301.3	28,436.0	24,524.6
Checking accounts	4,581.0	4,176.0	4,361.4	3,736.3	3,591.1
Savings accounts	14,816.5	11,552.6	11,263.1	8,737.0	8,797.3
Special Checking Accounts	3,837.8	3,616.9	1,942.8	2,392.1	1,441.3
Time deposits	11,067.7	11,651.5	11,677.3	12,537.0	9,827.2
Investment accounts	200.0	375.0	375.0	—	—
Other*	1,951.3	3,583.1	3,681.6	1,033.6	867.7
Other liabilities from financial transactions and other miscellaneous liabilities	16,515.1	18,370.7	10,273.2	7,500.2	7,233.3
Non-controlling interests	8.8	8.2	103.4	102.8	77.4
Total liabilities	59,355.6	57,205.6	46,274.5	38,020.2	34,962.9
Shareholders’ equity	7,827.6	7,313.4	6,931.6	6,413.5	5,997.0
Total liabilities and shareholders’ equity	67,183.2	64,519.0	53,206.0	44,433.7	40,960.0

●	As of December 16 and March 17, “other” include funds deposited from the tax Amnesty program, which were restricted until April 17.

Income Statement						% Change
	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY	1H17	1H16	% Change
(In millions of Argentine Ps.)
Argentine Banking GAAP:
Financial income	3,506.5	3,236.2	3,123.5	2,775.5	2,557.0	8.4%	37.1%	6,742.7	4,895.6	37.7%
Financial expenses	(1,373.3)	(1,308.3)	(1,171.9)	(1,209.0)	(1,252.6)	5.0%	9.6%	(2,681.6)	(2,485.6)	7.9%
Gross financial margin	2,133.2	1,927.8	1,951.6	1,566.4	1,304.4	10.7%	63.5%	4,061.0	2,410.0	68.5%
Loan loss provisions	(396.0)	(342.6)	(316.7)	(261.4)	(295.9)	15.6%	33.8%	-738.6	-479.6	54.0%
Services fee income	1,192.6	1,094.5	1,030.6	910.4	813.1	9.0%	46.7%	2,287.1	1,586.5	44.2%
Services fee expenses	(331.0)	(337.4)	(313.1)	(275.0)	(257.7)	-1.9%	28.4%	-668.4	-492.6	35.7%
Net Service Fee Income	861.7	757.0	717.5	635.4	555.3	13.8%	55.2%	1,618.7	1,093.9	48.0%
Income from insurance activities	114.4	110.0	129.9	194.0	164.4	4.0%	-30.4%	224.4	282.3	-20.5%
Administrative expenses	(2,022.4)	(1,886.1)	(1,805.8)	(1,496.3)	(1,458.7)	7.2%	38.6%	-3,908.5	-2,758.2	41.7%
Income from financial transactions	690.9	566.1	676.6	638.2	269.5	22.0%	156.3%	1,257.0	548.4	129.2%
Miscellaneous income	190.8	76.0	150.4	97.3	108.2	151.1%	76.3%	266.7	182.1	46.5%
Miscellaneous losses	(87.6)	(70.1)	(150.2)	(103.5)	(96.1)	25.0%	-8.8%	-157.7	-205.3	-23.2%
Non-controlling interests result	(0.6)	(4.3)	(7.6)	(7.7)	(2.8)	-86.6%	-79.5%	-4.9	-6.9	-28.6%
Income before income tax	793.4	567.6	669.3	624.3	278.8	39.8%	184.6%	1,361.1	518.3	162.6%
Income tax	(213.7)	(185.8)	(137.0)	(187.9)	(110.9)	15.1%	92.8%	-399.5	-175.7	127.4%
Net income for the fiscal period	579.7	381.9	532.3	436.4	167.9	51.8%	245.2%	961.6	342.6	180.7%
ROAE	31.2%	21.8%	31.3%	28.6%	15.6%			26.6%	20.0%
ROAA	3.6%	2.6%	4.1%	4.0%	1.8%			3.1%	1.9%

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Banco Supervielle S.A. Reports 2Q17 Consolidated Results

Buenos Aires 9, August, 2017 – Banco Supervielle S.A. the main subsidiary of Grupo Supervielle S.A. reported unaudited results for the three months and six months period ended June 30, 2017. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP.

Second Quarter 2017 Highlights

●	Net income of AR$430.9 million, up 329.1% YoY, and 75.1% QoQ. ROAE of 25.8% in 2Q17. This compares with ROAE of 9.3% in 2Q16 and 15.7% in 1Q17. ROAA of 2.8% in 2Q17, compared to 1.1% in 2Q16 and 1.7% in 1Q17.

●	Total gross loans, including the securitized loan portfolio, increased 52.0% YoY and 8.3% QoQ to AR$44.5 billion.

●	NIM contracted 80 bps YoY to 19.6% in 2Q17, from 20.4% in 2Q16, and improved 110 bps from 18.5% in 1Q17.

●	Non-performing loan ratio decreased to 2.9% in 2Q17 from 3.0% in 2Q16 and remained unchanged from 1Q17.

●	The efficiency ratio improved to 67.3% in 2Q17 compared with 73.9% in 2Q16 and 70.9% in 1Q17.

●	Equity to Asset ratio of 10.1% in 2Q17 compared to 13.2% in 2Q16 and 9.9% in 1Q17.

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(In millions of Argentine Ps.)
INCOME STATEMENT	2Q17	1Q17	4Q16	3Q16	2Q16	QoQ	YoY
Gross Financial Margin	2,058.1	1,854.6	1,856.6	1,477.1	1,249.7	11.0%	64.7%
Service Fee Income, Net	692.9	607.6	588.2	565.8	513.6	14.0%	34.9%
Loan Loss Provisions	391.5	336.3	308.6	251.6	286.5	16.4%	36.7%
Administrative expenses	1,851.5	1,744.7	1,650.5	1,350.5	1,303.8	6.1%	42.0%
Income before Income Tax	588.7	380.0	465.7	406.4	173.2	54.9%	239.9%
Net Income	430.9	246.0	394.1	282.8	100.4	75.1%	329.1%
BALANCE SHEET	Jun 17	Mar 17	Dec 16	Sep 16	Jun 16	QoQ	YoY
Total Assets	65,448.2	62,973.2	51,501.7	42,737.1	39,289.4	3.9%	66.6%
Average Assets	62,339.2	58,057.4	49,510.2	41,638.2	37,881.6	7.4%	64.6%
Total Loans & Leasing (before Allowances)	42,298.1	39,752.1	37,155.0	31,603.6	27,256.1	6.4%	55.2%
Securitized Loan Portfolio (before Allowances)	2,226.0	1,361.3	1,483.9	1,512.8	2,040.4	63.5%	9.1%
Total Portfolio	44,524.2	41,113.4	38,638.9	33,116.4	29,296.6	8.3%	52.0%
Total Deposits	42,837.6	38,847.3	35,930.8	30,428.1	27,664.1	10.3%	54.8%
Shareholders’ Equity	6,642.9	6,212.0	5,871.0	5,476.8	5,194.0	6.9%	27.9%
Average Shareholders’ Equity	6,677.6	6,269.9	5,812.7	5,478.2	4,306.4	6.5%	55.1%
KEY INDICATORS	2Q17	1Q17	4Q16	3Q16	2Q16
Profitability & Efficiency
ROAE	25.8%	15.7%	27.1%	20.7%	9.3%
ROAA	2.8%	1.7%	3.2%	2.7%	1.1%
Net Interest Margin	19.6%	18.5%	20.7%	20.3%	20.4%
Net Financial Margin	17.4%	17.5%	20.2%	18.4%	18.0%
Net Fee Income Ratio	25.2%	24.7%	24.1%	27.7%	29.1%
Net Fee Income as a % of Administrative expenses	37.4%	34.8%	35.6%	41.9%	39.4%
Efficiency Ratio	67.3%	70.9%	67.5%	66.1%	73.9%
Liquidity & Capital
Loans to Total Deposits	98.7%	102.3%	103.4%	103.9%	98.5%
Liquidity Coverage Ratio (LCR)	121.2%	121.6%	120.4%	97.1%	129.5%
Total Equity / Total Assets	10.1%	9.9%	11.4%	12.8%	13.2%
Regulatory Capital/ Risk Weighted Assets	11.7%	12.3%	12.5%	13.0%	14.0%
Risk Weighted Assets / Total Assets	90.5%	85.0%	95.5%	105.2%	102.7%
Asset Quality
NPL Ratio	2.9%	2.9%	2.7%	2.9%	3.0%
Allowances as a % of Total Loans	2.6%	2.5%	2.4%	2.5%	2.5%
Coverage Ratio	88.3%	87.6%	87.7%	84.6%	84.1%
Cost of Risk	4.1%	3.8%	3.8%	3.6%	5.1%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 11, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer